UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

5 February 2019

Commission File Number 1-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-224340) and registration statements on Form S-8 (File Nos. 333-223071, 333-206290, 333-169934, 333-162490, 333-153481, 333-154338 and 333-182315) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

PRESENTATION OF FINANCIAL INFORMATION

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this document, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency and references to the ‘euro’ or ‘€’ are to the euro currency. For the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 December 2018 of £1 = $1.28. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s condensed consolidated financial information has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted for use in the European Union (EU) and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. Unless otherwise indicated, all financial information contained in this document has been prepared in accordance with IFRS. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2018 as disclosed in note 1 to the unaudited condensed consolidated financial information.

The business review, selected consolidated financial data and financial information included in this document for the six months ended 31 December 2018 and 31 December 2017 have been derived from the published Diageo interim condensed consolidated financial information.

The financial performance expectations related to future organic net sales growth and organic operating margin expansion (the financial performance expectations) included in this document have been prepared by, and are the responsibility of, Diageo’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed–upon procedures with respect to the financial performance expectations and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The financial performance expectations were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation, presentation of prospective financial information.

The principal executive office of the company is located at Lakeside Drive, Park Royal, London NW10 7HQ, England and its telephone number is +44 (0)20 8978 6000.

TRADEMARKS, TRADE NAMES AND MARKET DATA

This report on Form 6-K includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2019.

The market data and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•

economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to a reduction in demand for Diageo’s products, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, Canada, Mexico, the United Kingdom and/or the European Union);

•

the negotiating process surrounding, as well as the final terms of, the United Kingdom’s exit from the European Union, which could lead to a sustained period of economic and political uncertainty and complexity whilst detailed withdrawal terms and any successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo’s business operations and financial performance (see also ‘Business Review—Additional information on Brexit’ on page 12);

•

changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including any shifts in consumer tastes towards locally produced small-batch products), changes in travel, vacation or leisure activity patterns, weather conditions, and/or a downturn in economic conditions;

•

any litigation or other similar proceedings (including with customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;

•

changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;

•	the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including on the cost and supply of water;
•	changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
•

legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;

•

the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation;

•	the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;

•	contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales;
•	Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
•

increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo’s market share, distribution network, costs and/or pricing;

•	any disruption to production facilities, business service centres or information systems, including as a result of cyber-attacks;
•

Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;

•	increased costs for, or shortages of, talent, as well as labour strikes or disputes;
•

fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo’s cost of financing or otherwise adversely affect Diageo’s financial results;

•	movements in the value of the assets and liabilities related to Diageo’s pension plans;
•	Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
•	any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the ‘Risk Factors’ section immediately preceding those and by the ‘Risk Factors’ included in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2018 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2019.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set out below has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s annual report on Form 20-F for the year ended 30 June 2018.

The following table presents selected consolidated financial data for Diageo: for the six months ended 31 December 2018 and 31 December 2017 and as at the respective period ends, derived from the unaudited interim condensed consolidated financial information presented elsewhere in this document; and for the five years ended 30 June 2018 and as at the respective year ends, derived from Diageo’s consolidated financial statements audited by Diageo’s independent auditor. The group’s former auditors, KPMG LLP (KPMG) reported on the financial statements for the two years ended 30 June 2015. The unaudited interim condensed consolidated financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six months ended 31 December 2018 are not necessarily indicative of the results for the year ending 30 June 2019.

	Six months ended 31 December			Year ended 30 June
	2018	2018	2017	2018	2017	2016	2015	2014
Income statement data(1)	$ million(6)	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	13,265	10,363	9,934	18,432	18,114	15,641	15,996	13,980
Operating profit	3,110	2,430	2,190	3,691	3,559	2,841	2,797	2,707
Profit for the period
Continuing operations(2)	2,646	2,067	2,127	3,144	2,827	2,362	2,467	2,264
Discontinued operations(3)	—	—	—	—	(55)	—	—	(83)

Total profit for the period	2,646	2,067	2,127	3,144	2,772	2,362	2,467	2,181

Per share data	$	pence	pence	pence	pence	pence	pence	pence
Dividend per share(4)	0.33	26.1	24.9	65.3	62.2	59.2	56.4	51.7
Earnings per share
Basic
Continuing operations(2)	1.04	80.9	82.2	121.7	108.2	89.5	95.0	93.0
Discontinued operations(3)	—	—	—	—	(2.2)	—	—	(3.3)

Basic earnings per share	1.04	80.9	82.2	121.7	106.0	89.5	95.0	89.7

Diluted
Continuing operations(2)	1.03	80.6	81.8	121.1	107.7	89.1	94.6	92.6
Discontinued operations(3)	—	—	—	—	(2.2)	—	—	(3.3)

Diluted earnings per share	1.03	80.6	81.8	121.1	105.5	89.1	94.6	89.3

	million	million	million	million	million	million	million	million
Average number of shares	2,442	2,442	2,505	2,484	2,512	2,508	2,505	2,506

	As at 31 December			As at 30 June
	2018	2018	2017	2018	2017	2016	2015	2014
Balance sheet data(1)	$ million(6)	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Total assets	41,080	32,094	30,102	29,715	28,848	28,491	25,804	22,964
Net assets	14,250	11,133	11,690	11,713	12,028	10,180	9,256	7,590
Net borrowings(5)	(13,251)	(10,352)	(9,198)	(9,091)	(7,892)	(8,635)	(9,527)	(8,850)
Equity attributable to the parent company’s equity shareholders	11,988	9,366	9,922	9,948	10,313	8,530	7,771	6,823
Share capital	982	767	789	780	797	797	797	767

This information should be read in conjunction with the notes on pages 7 to 9.

Notes to the selected consolidated financial data

(1) IFRS accounting policies The unaudited condensed consolidated financial information for the six months ended 31 December 2018 and 31 December 2017 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union.

(2) Exceptional items Exceptional items are those that in management’s judgement need to be disclosed separately by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the unaudited condensed consolidated financial information and consolidated financial statements for the five years ended 30 June 2018 and as at the respective year ends, derived from Diageo’s consolidated financial statements audited by Diageo’s independent auditor. An analysis of exceptional items is as follows:

	Six months ended 31 December		Year ended 30 June
	2018	2017	2018	2017	2016	2015	2014
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Items included in operating profit
GMP equalisation	(21)	—	—	—	—	—	—
Competition authority investigation in Turkey	—	—	—	(33)	—	—	—
Customer claim in India	—	—	—	(32)	—	—	—
Brand, goodwill, tangible and other assets impairment	—	—	(128)	—	(118)	—	(264)
Restructuring programmes	—	—	—	—	—	(82)	(163)
Duty settlements	—	—	—	—	—	(146)	—
Associate impairment	—	—	—	—	—	(41)	—
Disengagement agreements relating to United Spirits Limited	—	—	—	23	(49)	—	—

	(21)	—	(128)	(42)	(167)	(269)	(427)

Non-operating items
Gains/(losses) on sale of businesses	146	—	—	20	215	247	(2)
Step up gains	—	—	—	—	—	156	140
Other non-operating items	—	—	—	—	(92)	(30)	2

	146	—	—	20	123	373	140

Items included in taxation
GMP equalisation	4	—	—	—	—	—	—
Tax on sale of businesses	(34)	—	—	(7)	49	—	—
US tax reform	—	360	354	—	—	—	—
UK transfer pricing settlement	—	—	(143)	—	—	—	—
UK industrial building allowance	—	—	(21)	—	—	—	—
Customer claim in India	—	—	—	11	—	—	—
Disengagement agreements relating to United Spirits Limited	—	—	—	—	(3)	—	—
Duty settlement	—	—	—	—	—	30	—
Restructuring	—	—	—	—	—	21	34
Brand and tangible asset impairment	—	—	13	—	10	—	65

	(30)	360	203	4	56	51	99

Exceptional items included in continuing operations	95	360	75	(18)	12	155	(188)
Discontinued operations net of taxation(3)	—	—	—	(55)	—	—	(83)

Exceptional items	95	360	75	(73)	12	155	(271)

(3) Discontinued operations In the year ended 30 June 2017 discontinued operations of £55 million, net of £9 million deferred tax comprise additional amounts payable to the UK Thalidomide Trust following an agreement reached in December 2016, updates to the discount and inflation rates applied to the existing thalidomide provision and legal costs. In the year ended 30 June 2014 discontinued operations comprised a charge after tax of £83 million, net of £8 million deferred tax, in respect of the settlement of thalidomide litigation in respect of claimants in Australia and New Zealand and anticipated future payments to the UK Thalidomide Trust.

(4) Dividends The Board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the Board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the Board for the interim dividend and by the shareholders at the Annual General Meeting for the final dividend.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the actual rate on each of the respective dividend payment dates.

		Six months ended 31 December		Year ended 30 June
		2018	2017	2018	2017	2016	2015	2014
		pence	pence	pence	pence	pence	pence	pence
Per ordinary share	Interim	26.1	24.9	24.9	23.7	22.6	21.5	19.7
	Final	—	—	40.4	38.5	36.6	34.9	32.0

	Total	26.1	24.9	65.3	62.2	59.2	56.4	51.7

		$	$	$	$	$	$	$
Per ADS	Interim	1.38	1.38	1.39	1.18	1.27	1.28	1.31
	Final	—	—	2.12	2.02	1.85	2.14	2.06

	Total	1.38	1.38	3.51	3.20	3.12	3.42	3.37

Note: The interim dividend for the six months ended 31 December 2018 will be paid on 11 April 2019, and payment to US ADR holders will be made on 16 April 2019. In the table above, an exchange rate of £1 = $1.32 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 11 April 2019.

(5) Net borrowings definition Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

(6) Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling. For the convenience of the reader, selected consolidated financial information for the six months ended 31 December 2018 has been translated into US dollars at the noon buying rate on 31 December 2018 of £1 = $1.28.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended 31 December		Year ended 30 June
	2018	2017	2018	2017	2016	2015	2014
	$	$	$	$	$	$	$
Period end/year end	1.28	1.35	1.32	1.30	1.32	1.57	1.71
Average rate(i)	1.29	1.33	1.35	1.27	1.47	1.57	1.64

(i)	The average of the noon buying rates on the last business day of each month during the six months ended 31 December and during the years ended 30 June.

The average exchange rate for the period 1 January to 25 January 2019 was £1 = $1.28 and the noon buying rate on 25 January 2019 was £1 = $1.32.

These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial information. See note 2 to the unaudited condensed consolidated financial information for the actual rates used in the preparation of the consolidated financial information.

CAPITALISATION AND INDEBTEDNESS

The following table sets out on an IFRS basis the unaudited capitalisation of Diageo as at 31 December 2018.

31 December 2018
£ million
Short term borrowings and bank overdrafts (including current portion of long term borrowings)	1,742

Long term borrowings
Due from one to five years	5,566
Due after five years	4,706

10,272
Finance lease obligations	144
Non-controlling interests	1,767

Equity attributable to the equity shareholders of the parent company
Share capital	767
Share premium	1,350
Capital redemption reserve	3,176
Fair value, hedging and exchange reserve	(83)
Own shares	(2,071)
Other retained earnings	6,227

9,366

Total capitalisation	23,291

Notes

(1)	At 31 December 2018 the group had cash and cash equivalents of £1,591 million.

(2)

At 31 December 2018, 2,649 million ordinary shares of 28 101/108 pence each were issued, all of which were fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares. On 26 July 2018 the Board approved a share buyback programme to return up to £2.0 billion to shareholders during the year ending 30 June 2019. On 20 December 2018 Diageo completed the sale of a portfolio of 19 brands to Sazerac. The net proceeds of approximately £340 million, after corporate tax and transaction costs, will be returned to shareholders through a share buyback programme, which brought the total programme to £2.34 billion. On 30 January 2019 the Board approved an incremental share buyback programme of £660 million, bringing the total programme up to £3.0 billion for the year ending 30 June 2019. At 31 December 2018 the group had purchased 46.5 million ordinary shares at a cost of £1,275 million (including £7 million of transaction costs) and has funded the purchases through a combination of cash and borrowings. A financial liability of £80 million has been established at 31 December 2018 (2017-£182 million) representing the 2.9 million shares that are expected to be purchased by 31 January 2019.

(3)

There have been no material changes to performance guarantees or indemnities in respect of liabilities of third parties from those reported in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2018.

(4)	At 31 December 2018, £2 million of the group’s net borrowings were secured on assets of the group.

(5)	Save as disclosed above there has been no material change since 31 December 2018 in the group’s net borrowings, performance guarantees, indemnities and capitalisation.

(6)	Other retained earnings comprise retained earnings of £6,979 million offset by exchange reserve loss of £752 million.

BUSINESS REVIEW

INFORMATION PRESENTED

Diageo is one of the world’s leading premium drinks businesses and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate globally across spirits and beer.

The following discussion is based on Diageo’s results for the six months ended 31 December 2018 compared with the six months ended 31 December 2017.

Organic movements and organic operating margin presented in this section are before exceptional items. Share, unless otherwise stated, refers to value share. See ‘Definitions and reconciliations of non-GAAP measures to GAAP measures’ for an explanation of organic movements on page 47.

RECENT TRENDS

Ivan Menezes, Chief Executive of Diageo, commenting on the six months ended 31 December 2018 said:

“Diageo delivered broad-based volume and organic net sales growth across regions and categories. We continue to expand organic operating margins while increasing investment in our brands ahead of organic net sales growth.

These results are further evidence of the changes we have made in Diageo to put the consumer at the heart of our business, to embed productivity and to act with agility to enable us to win sustainably.

At £1.3 billion, we delivered another period of strong free cash flow. As a result the board approved an incremental share buyback of £660 million, bringing the total programme up to £3.0 billion for the year ending 30 June 2019.

This half has benefitted from some one-time and phasing gains in both organic net sales and operating profit, and therefore we continue to expect to deliver mid-single digit organic net sales growth for the year and to expand operating margins in line with our previous guidance of 175 bps for the three years ending 30 June 2019.

As we deploy our strategy, we remain focused on building the long-term health of our brands and ensuring we grow our business in a consistent and sustainable way.”

The above comments were made by Ivan Menezes, Chief Executive of Diageo, in connection with the release of the Interim Announcement published on 31 January 2019.

Net cash from operating activities for the six months ended 31 December 2018 was £1.6 billion.

Reconciliations of the forward-looking non-GAAP financial measures ‘organic net sales growth’ and ‘ organic operating margin’ to their most directly comparable GAAP financial measures, ‘sales growth’ and ‘operating margin’ , are not provided because it is not possible to predict, without unreasonable effort and with reasonable certainty, exchange rate movements, acquisitions and disposals and exceptional items which by their nature may be material or not in the normal course of business.

ADDITIONAL INFORMATION ON BREXIT

There continues to be uncertainty with respect to the process surrounding the United Kingdom’s proposed exit from the European Union and the eventual outcome of the ongoing Brexit negotiations. We continue to believe that, in the event of either a negotiated exit or no-deal scenario, the direct financial impact to Diageo will not be material. In the EU, we expect that our finished case goods will continue to trade tariff free in either scenario. While there continues to be uncertainty over future trading arrangements between the UK and the rest of the world, we have mitigation plans in place for the short-term disruption that could arise from a ‘no deal’ scenario; in which the UK leaves the EU on the current deadline for exit, under the Article 50 notification of 29 March 2019, without the parties reaching a formal withdrawal agreement approved by the UK Parliament, and including the inability of the UK Government to renew existing EU Free Trade Agreements with third party countries to which we export and where trading could revert to WTO rules.

We have further considered the principal impact to our supply chain which we have assessed as limited and have appropriate stock levels in place to mitigate this risk. The full implications of Brexit will not be understood until future tariffs, trade, regulatory, tax, and other free trade agreements to be entered into by the United Kingdom are established. Furthermore, we could experience changes to laws and regulations post Brexit, in areas such as intellectual property rights, employment, environment, supply chain logistics, data protection, and health and safety.

A cross-functional working group is in place that meets on a regular basis to identify and assess the consequences of Brexit, with all major functions within our business represented. We continue to monitor this risk area very closely, including a continuing focus on identifying critical decision points to ensure potential disruption is minimised, and take prudent actions to mitigate risk wherever practical.

OPERATING RESULTS FOR THE SIX MONTHS ENDED 31  DECEMBER 2018 COMPARED WITH THE SIX MONTHS ENDED 31 DECEMBER 2017

Key highlights

•	Reported net sales (£6.9 billion) was up 5.8% with organic growth partially offset by unfavourable exchange. Reported operating profit (£2.4 billion) was up 11.0%, driven by organic growth
•	All regions contributed to broad based organic net sales growth, up 7.5%, with organic volume up 3.5%
•

Organic operating profit grew 12.3%, ahead of top line growth, as cost inflation and higher marketing investment were more than offset by improved price/mix and efficiencies from our productivity programme

•	Cash flow continued to be strong, with net cash from operating activities at £1.6 billion, up £356 million and free cash flow at £1.3 billion, up £317 million
•

Basic eps of 80.9 pence was down by (1.6)%. Pre-exceptional eps was 77.0 pence, up 13.6%, driven by higher operating profit and lower finance charges, which more than offset an increased tax charge largely as a result of lapping the positive impact of US tax reform in the prior period

•	The interim dividend increased 5% to 26.1 pence per share

Summary financial information			F19 H1	F18 H1	Organic growth %	Reported growth %
Volume		EUm	130.5	126.4	4	3
Net sales	£	million	6,908	6,530	7	6
Marketing	£	million	1,054	968	9	9
Operating profit before exceptional items	£	million	2,451	2,190	12	12
Exceptional operating items(i)	£	million	(21)	—
Operating profit	£	million	2,430	2,190		11
Share of associate and joint venture profit after tax	£	million	179	168		7
Exceptional non-operating gain(i)	£	million	146	—
Net finance charges	£	million	(128)	(154)
Exceptional taxation (charge)/credit(i)	£	million	(30)	360
Tax rate including exceptional items		%	21.3	3.5		509
Tax rate before exceptional items		%	21.2	19.8		7
Profit attributable to parent company’s shareholders	£	million	1,976	2,058		(4)
Basic earnings per share		pence	80.9	82.2		(2)
Earnings per share before exceptional items		pence	77.0	67.8		14
Interim dividend		pence	26.1	24.9		5

(i)	For further details of exceptional items see page 21.

Outlook for exchange

Using exchange rates £1 = $1.32; £1 = €1.16, the exchange rate movement for the year ending 30 June 2019 is estimated to adversely impact net sales by approximately £80 million and operating profit by approximately £10 million.

Outlook for tax

The tax rate before exceptional items for the six months ended 31 December 2018 was 21.2% compared with 19.8% in the prior comparable period. Our current expectation is that the tax rate before exceptional items for the year ending 30 June 2019 will be in the range of 21% to 22%, which reflects changing business mix and the increased levels of uncertainty in the current tax environment. A reconciliation of the forward-looking non-GAAP financial measure ‘tax rate before exceptional items’ to its most directly comparable GAAP financial measure, ‘tax rate after exceptional items’, is not provided because it is not possible to predict, without unreasonable effort, with reasonable certainty, exceptional items which by their nature are material or not in the normal course of business. These exceptional items are uncertain, depend on various factors, and could be material to our consolidated results.

For further details on taxation see page 22.

Share buyback programme

On 26 July 2018 the Board approved a share buyback programme to return up to £2.0 billion to shareholders during the year ending 30 June 2019. On 20 December 2018 Diageo completed the sale of a portfolio of 19 brands to Sazerac. The net proceeds of approximately £340 million, after corporate tax and transaction costs, will be returned to shareholders through a share buyback programme, which brought the total programme to £2.34 billion.

On 30 January 2019 the board approved a further incremental share buyback programme of £660 million, bringing the total programme to up to £3.0 billion for the year ending 30 June 2019.

In the six months ended 31 December 2018, 46.5 million shares were repurchased for an aggregate consideration of £1.275 billion.

Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the disposal of a portfolio of 19 brands to Sazerac which was completed on 20 December 2018 and to the prior year acquisition of the Casamigos brand.

For further details on the impact of acquisitions and disposals see page 51.

Key performance indicators

Net sales (£ million)

Reported net sales were up 5.8% with organic growth partially offset by unfavourable exchange Organic net sales grew

7.5% driven by volume up 3.5% and positive price/mix up 4.0%

(i) 6,530 (91) (7) 224 252 6,908 Organic movement F18 H1 Exchange(i) Acquisitions and Volume Price/mix F19 H1 disposals 6

(i)	Exchange rate movements reflect the translation of prior year reported results at current year exchange rates.

Reported net sales grew 5.8%, driven by organic growth which was partially offset by unfavourable exchange and acquisitions and disposals.

Organic volume growth of 3.5% and 4.0% positive price/mix drove 7.5% organic net sales growth. All regions reported organic net sales growth.

Operating profit (£ million)

Reported operating profit grew 11.0%

Organic operating profit grew 12.3%

2,190 (21) 0 (3) 264 2,430 F18H1 Excetional operating items Exchange Acqunsitions and diposals Organic movement F19 h1

Reported operating profit was up 11.0% with organic growth partially offset by exceptional operating items and acquisitions and disposals. Organic operating profit grew ahead of net sales at 12.3%.

Operating margin (%)

Reported operating margin increased 164bps

Organic operating margin increased 152 bps

Organic movement Organic movement 122bps 33.5% 12bps 3bps 45bps 32.2% (44)bps F19 H1 Exchange Acquisitions and Gross margin Marketing Other operating F18 H1 disposals expenses

Reported operating margin increased 164bps driven by organic operating margin improvement and the positive impact on operating margin due to exchange, as a result of the higher negative impact of exchange on net sales relative to operating profit. Organic operating margin improved 152bps driven by improved price/mix and efficiencies from our productivity programme partially offset by higher marketing spend.

Basic earnings per share (pence)

Basic eps decreased 1.6% from 82.2 pence to 80.9 pence

Eps before exceptional items increased 13.6% from 67.8 pence to 77 pence

82.2 (10.5) 0.1 (0.1) 10.4 0.4 2.2 (4.0) 1.1 (0.9) 80.9 F18 H1 Exceptional Discontinued Exchange on Organic Associates and Net finance Tax Other F19 H1 items after tax operations after operating profit operating profit joint ventures charges tax growth(i)

(i)	Excluding exchange

Basic eps declined 1.3 pence largely due to lapping the benefit of an exceptional tax credit in the prior period following the tax reduction in the United States under the US Tax Cut and Jobs Act.

Eps before exceptional items increased 9.2 pence as organic operating profit growth and lower finance charges more than offset the higher tax charge.

Net cash from operating activities and free cash flow (£ million)

Net cash from operating activities(i) was £1,604 million, an increase of £356 million compared to the same period last year.

1,248 0 283 (126) 179 23 (3) 1,604 F18 H1 Exchange(ii) Operating Working Tax Interest Other(v) F19 H1 profit(iii) capital(iv)

Net cash from operating activities continued to be strong at £1.6 billion largely driven by operating profit growth and lower tax payments which benefitted from the lapping of the one-off payment made to the UK tax authorities in August 2017. These gains were partially offset by a higher year on year working capital outflow, including increased investment in maturing inventory.

Free cash flow was £1,346 million, an increase of £317 million

1,029 0 283 (126) (57) 179 23 15 1,346 F18 H1 Capex Exchange(ii) Operating Working Tax Interest Other(v) F19 H1 profit(iii) capital(iv)

(i)	Net cash from operating activities excludes net capex, movements in loans and other investments (2018-(£258) million; 2017-(£219) million).
(ii)	Exchange on operating profit before exceptional items.
(iii)	Operating profit excludes exchange, depreciation and amortisation, post employment charges and non-cash items.
(iv)	Working capital movement includes maturing inventory.
(v)	Other items include post employment payments, dividends received from associates and joint ventures. In respect of free cash flow other items also include loans and other investments.

Free cash flow continued to be strong at £1.3 billion largely driven by operating profit growth and lower tax payments which benefitted from the lapping of the one-off payment made to the UK tax authorities in August 2017. This increase was partially offset by a higher year on year working capital outflow, including increased investment in maturing inventory, and increased capex.

The operating working capital position, excluding maturing inventory, on the balance sheet improved in the half compared to the same period last year, largely as a result of higher creditors.

Return on invested capital (%)

The return on closing invested capital of 18.6% for the six months ended 31 December 2018, calculated as profit for the year divided by net assets as of 31 December 2018, increased by 40bps principally due to organic operating profit growth.

Return on average invested capital (ROIC) (%)(i) improved 135 bps

16.5% 19bps (16)bps 238bps (3)bps (68)bps (35)bps 17.8% F18 H1 Exchange Acquisitions and Organic Associates and Tax Other F19 H1 disposals operating profit joint ventures growth

(i)	ROIC calculation excludes exceptional items.

ROIC increased 135bps largely driven by organic operating profit growth which was partially offset by the impact from higher tax charges, acquisitions and disposals and associates and joint ventures.

Additional financial information

Summary income statement

	31 December 2017	Exchange (a)	Acquisitions and disposals (b)	Organic movement(i)	31 December 2018
	£ million	£ million	£ million	£ million	£ million
Sales	9,934	(314)	(13)	756	10,363
Excise duties	(3,404)	223	6	(280)	(3,455)

Net sales	6,530	(91)	(7)	476	6,908
Cost of sales	(2,439)	68	5	(142)	(2,508)

Gross profit	4,091	(23)	(2)	334	4,400
Marketing	(968)	4	—	(90)	(1,054)
Other operating expenses	(933)	19	(1)	20	(895)

Operating profit before exceptional items	2,190	—	(3)	264	2,451
Exceptional operating items (c)	—				(21)

Operating profit	2,190				2,430
Non-operating items (c)	—				146
Net finance charges	(154)				(128)
Share of after tax results of associates and joint ventures	168				179

Profit before taxation	2,204				2,627
Taxation (d)	(77)				(560)

Profit for the period	2,127				2,067

(i)	For the definition of organic movement see page 48.

(a) Exchange

The impact of movements in exchange rates on reported figures is principally in respect of strengthening of sterling against the Turkish lira, the Brazilian real, the Indian rupee, the Australian dollar and the Russian rouble, partially offset by weakening of sterling against the US dollar.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the six months ended 31 December 2018 is set out in the table below.

		Gains/ (losses) £ million
Translation impact		(27)
Transaction impact		27

Operating profit before exceptional items		—

Net finance charges – translation impact		(2)
Impact of IAS 21 and IFRS 9 on net other finance charges		(3)

Net finance charges		(5)
Associates – translation impact		—

Profit before exceptional items and taxation		(5)

	Six months ended 31 December 2018	Six months ended 31 December 2017
Exchange rates
Translation £1 =	$1.29	$1.32
Transaction £1 =	$1.31	$1.41
Translation £1 =	€1.12	€1.12
Transaction £1 =	€1.13	€1.17

(b) Acquisitions and disposals

The acquisitions and disposals movement was mainly attributable to the disposal of a portfolio of 19 brands (see the list of brands disposed of on page 55) to Sazerac completed on 20 December 2018.

(c) Exceptional items

Exceptional operating charges in the six months ended 31 December 2018 were £21 million before tax (2017 – £nil).

On 26 October 2018, the High Court of Justice of England and Wales issued a judgment in a claim between Lloyds Banking Group Pension Trustees Limited (the claimant) and Lloyds Bank plc (defendant) that UK pension schemes should equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability. The judgment concluded that the claimant has a duty to amend their pension schemes to equalise benefits and provided comments on the method to be adopted to equalise the benefits. This court ruling impacts the majority of companies with a UK defined benefit pension plan that was in existence before 1997. For the Diageo Pension Scheme (DPS) an estimate was made of the impact of equalisation which increased the liabilities of the DPS by £21 million with a corresponding charge to exceptional operating items. Additional work will be carried out to finalise the charge post 31 December 2018.

Non-operating exceptional items in the six months ended 31 December 2018 were £146 million before tax (2017 – £nil).

Diageo completed the sale of a portfolio of 19 brands on 20 December 2018 to Sazerac for an aggregate consideration of $550 million (£435 million). The net proceeds of approximately £340 million, after corporate tax and transaction costs, will be returned to shareholders through a share buyback programme, which will be incremental to the previously announced programme. The transaction resulted in an exceptional gain before taxation of £154 million.

The disposal of United National Breweries (UNB), Diageo’s wholly owned sorghum business in South Africa, was agreed in December 2018 and is subject to receipt of regulatory approvals. The prospective sale has resulted in an exceptional loss of approximately £8 million.

See page 49 for the definition of exceptional items.

(d) Taxation

The reported tax charge for the six months ended 31 December 2018 was 21.3% compared with 3.5% for the six months ended 31 December 2017.

The tax charge for the six months ended 31 December 2018 included exceptional tax charges of £34 million in respect of the disposal of a portfolio of 19 brands to Sazerac and an exceptional tax credit of £4 million in respect of the equalisation of liabilities for males and females in the Diageo Pension Scheme. In the six months ended 31 December 2017 there was an exceptional tax credit of £360 million ($475 million) as a consequence of the reduction in the US Federal tax rate (from 35% to 21%) enacted by the Tax Cuts and Jobs Act in the United States.

The tax rate before exceptional items for the six months ended 31 December 2018 was 21.2% compared with 19.8% in the six months ended 31 December 2017.

It is expected that the tax rate before exceptional items for the year ending 30 June 2019 will be in the range of 21% to 22%. A reconciliation of the forward-looking non-GAAP financial measure ‘tax rate before exceptional items’ to its most directly comparable GAAP financial measure, ‘tax rate after exceptional items’, is not provided because it is not possible to predict, without unreasonable effort, with reasonable certainty, exceptional items which by their nature are material or not in the normal course of business. These exceptional items are uncertain, depend on various factors, and could be material to our consolidated results.

(e) Dividend

The group aims to increase the dividend at each half-year and the decision as to the rate of the dividend increase is made with reference to dividend cover as well as the current performance trends including top and bottom line together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2018 dividend cover was 1.8 times. It is expected that dividend increases will be maintained at roughly a mid-single digit rate until the cover is comfortably back in the policy range.

An interim dividend of 26.1 pence per share will be paid to holders of ordinary shares and ADRs on the register as of 1 March 2019. The ex-dividend date is 28 February 2019. This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to ordinary shareholders on 11 April 2019. Payment to US ADR holders will be made on 16 April 2019. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 21 March 2019.

(f) Share buyback

On 26 July 2018 the Board approved a share buyback programme to return up to £2.0 billion to shareholders during the year ending 30 June 2019.

On 20 December 2018 Diageo completed the sale of a portfolio of 19 brands to Sazerac. The net proceeds of approximately £340 million, after corporate tax and transaction costs, will be returned to shareholders through a share buyback programme, which brought the total programme to £2.34 billion.

On 30 January 2019 the Board approved an incremental share buyback programme of £660 million, bringing the total programme up to £3.0 billion for the year ending 30 June 2019.

At 31 December 2018 the group had purchased 46.5 million ordinary shares at a cost of £1.275 billion (including £7 million of transaction costs) and has funded the purchases through a combination of cash and borrowings. A financial liability of £80 million has been established at 31 December 2018 (2017 – £182 million) representing the 2.9 million shares that are expected to be purchased by 31 January 2019.

Movement in net borrowings

	2018 £ million	2017 £ million
Net borrowings at 30 June	(9,091)	(7,892)
Free cash flow (a)	1,346	1,029
Acquisitions (b)	(32)	(561)
Sale of businesses and brands (c)	419	2
Share buyback programme	(1,275)	(742)
Proceeds from issue of share capital	1	1
Net sale/(purchase) of own shares for share schemes (d)	25	(28)
Dividends paid to non-controlling interests	(76)	(61)
Rights issue proceeds from non-controlling interests of subsidiary company	—	26
Net movements in bonds (e)	1,754	188
Purchase of shares of non-controlling interests (f)	(697)	—
Net movements in other borrowings (g)	220	911
Equity dividends paid	(993)	(968)

Net increase/(decrease) in cash and cash equivalents	692	(203)
Net increase in bonds and other borrowings	(1,974)	(1,099)
Exchange differences (h)	(32)	47
Other non-cash items	53	(51)

Net borrowings at 31 December	(10,352)	(9,198)

(a) See page 18 for the analysis of free cash flow.

(b) On 28 September 2018 Diageo acquired the remaining 70% of Copper Dog Whisky Limited (CDWL) that it did not already own for an upfront valuation of £6.5 million and further earn-out payments based on CDWL achieving performance targets. The discounted current estimate for the earn-out payments is £10 million. Other acquisitions include deferred consideration paid in respect of prior year acquisitions and additional investments in a number of Distill Venture associates.

In the six months ended 31 December 2017 acquisitions included $705 million (£548 million) in respect of the completion of the acquisition of Casamigos.

(c) In the six months ended 31 December 2018, sale of businesses and brands represents the disposal of a portfolio of 19 brands to Sazerac net of transaction costs.

(d) Net sale/purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £1 million (2017 – £67 million) less receipts from employees on the exercise of share options of £26 million (2017 – £39 million).

(e) In the six months ended 31 December 2018, the group issued bonds of €2,000 million (£1,754 million). In the comparable period the group issued bonds of €1,275 million (£1,136 million) and repaid bonds of $1,250 million (£948 million).

(f) In the six months ended 31 December 2018 purchase of shares of non-controlling interests comprised RMB 6,084 million (£696 million) and transaction costs of £1 million in respect of the acquisition of 20.29% of the share capital of Sichuan Shuijingfang Company Limited (SJF). This took Diageo’s shareholding in SJF from 39.71% to 60%. SJF is a manufacturer and distributor of Chinese white spirits located in Sichuan province in China and was controlled and therefore consolidated prior to the transaction in the period.

(g) In the six months ended 31 December 2018 the net movement in other borrowings principally arose from cash movements on foreign exchange swaps and forwards. In the comparable period movements were driven by the issue of commercial paper and the cash movements of foreign exchange swaps and forwards.

(h) Increase in net borrowings of £32 million is primarily driven by the adverse exchange differences on US dollar and euro denominated borrowings partially offset by a favourable change on foreign exchange swaps and forwards.

Movement in equity

	2018 £ million	2017 £ million
Equity at 30 June	11,713	12,028
Profit for the period	2,067	2,127
Exchange adjustments (a)	251	(428)
Remeasurement of post employment plans net of taxation	150	(86)
Purchase of shares of non-controlling interests (b)	(703)	—
Rights issue proceeds from non-controlling interests of subsidiary company (c)	—	26
Dividends to non-controlling interests	(55)	(61)
Equity dividends paid	(993)	(968)
Share buyback programme	(1,355)	(924)
Other reserve movements	58	(24)

Equity at 31 December	11,133	11,690

(a) Movement in the six months ended 31 December 2018 primarily arose from exchange gains in respect of the US dollar and Indian rupee partially offset by exchange losses on the Turkish lira.

(b) In the six months ended 31 December 2018 Diageo acquired 20.29% of the share capital of Sichuan Shuijingfang Company Limited (SJF) which was already controlled and therefore consolidated prior to the transaction. This took Diageo’s shareholding in SJF from 39.71% to 60%.

(c) In the six months ended 31 December 2017 a rights issue was completed by Guinness Nigeria (GN) where Diageo’s controlling equity share in GN increased from 54.32% to 58.02%. The transaction resulted in a credit of £31 million to non-controlling interests and a charge of £5 million to reserves.

Post employment plans

The net surplus of the group’s post employment benefit plans increased by £234 million from £63 million at 30 June 2018 to £297 million at 31 December 2018. The increase primarily arose due to the increase in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (UK from 2.8% to 2.9%, Ireland from 1.7% to 2.0%) partially offset by a decrease in the market value of the assets held by the post employment schemes.

The operating profit charge before exceptional items decreased by £13 million from £45 million for the six months ended 31 December 2017 to £32 million for the six months ended 31 December 2018 primarily due to changes made to the future benefits earnt by employees in the Diageo Pension Scheme (DPS). The six months ended 31 December 2018 includes past service gains of £22 million following a communication to the members of the DPS reducing future pension increases, which was broadly in line with a past service gain recognised in the six months ended 31 December 2017.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2019 are estimated to be approximately £200 million.

Analysis by reporting segments

The reported and organic movements for volume, sales, net sales, marketing spend, operating profit and operating profit before exceptional items by reporting segments for the six months ended 31 December 2018 were as follows:

	Volume		Sales		Net sales		Marketing		Operating profit		Operating profit before exceptional items
Reported growth by region	%	EUm	%	£ million	%	£ million	%	£ million	%	£ million	%	£ million
North America	2	0.4	8	200	8	173	13	45	7	74	7	74
Europe and Turkey	2	0.5	—	(8)	2	34	6	14	3	15	3	15
Africa	1	0.2	7	72	6	47	10	8	28	33	28	33
Latin America and Caribbean	(1)	(0.1)	3	24	4	23	1	1	17	36	17	36
Asia Pacific	7	3.1	5	140	8	100	11	20	29	93	29	93
Corporate	—	—	4	1	4	1	(50)	(2)	(12)	(11)	11	10

Diageo	3	4.1	4	429	6	378	9	86	12	240	12	261

	Volume		Sales		Net sales		Marketing		Operating profit(i)
Organic growth by region	%	EUm	%	£ million	%	£ million	%	£ million	%	£ million
North America	3	0.6	6	151	6	130	10	36	4	36
Europe and Turkey	1	0.3	6	174	5	83	9	21	5	31
Africa	1	0.2	7	74	6	49	6	5	30	35
Latin America and Caribbean	(1)	(0.1)	9	70	9	57	6	6	21	44
Asia Pacific	7	3.4	12	286	13	156	13	24	35	106
Corporate	—	—	4	1	4	1	(50)	(2)	13	12

Diageo	4	4.4	8	756	7	476	9	90	12	264

(i)	Before operating exceptional items.

North America

Sales and net sales

Sales increased by £200 million, or 8% to £2,667 million in the six months ended 31 December 2018 from £2,467 in the six months ended 31 December 2017. Excise duties were £311 million in the six months ended 31 December 2018 and £284 million in the six months ended 31 December 2017, an increase of £27 million.

Net sales (sales less excise duties) were £2,356 million in the six months ended 31 December 2018, an increase of £173 million, or 8%, compared to net sales of £2,183 million in the six months ended 31 December 2017. Net sales were favourably impacted by organic growth of £130 million (see further performance analysis below), exchange rate movements of £44 million primarily due to the strengthening of the US dollar and £10 million following the acquisition of Casamigos in the United States in August 2017. This increase was partially offset by a decrease in net sales of £12 million the impact of the disposal of a portfolio of 19 brands to Sazerac in December 2018.

Operating profit

Operating profit was £1,101 million in the six months ended 31 December 2018, an increase of £74 million compared to operating profit of £1,027 million in the six months ended 31 December 2017. Operating profit increased by £39 million as a result of exchange rate movements (£22 million arising from transactional exchange impact and £17 million from translation) due to the strengthening of the US dollar, by £36 million due to organic growth and £7 million contribution following the acquisition of Casamigos. This increase was partially offset by a reduction in operating profit of £9 million due to the disposal of a portfolio of 19 brands to Sazerac.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

North America delivered net sales growth of 6%, with growth across all markets. The disposal of a portfolio of 19 brands to Sazerac, that was completed on 20 December 2018, positively impacted net sales growth of the region by 78bps. In US Spirits, net sales increased 5%, with overall share trends improving. Net sales in Crown Royal increased 4%, largely driven by Regal Apple and the limited time offer Salted Caramel. Bulleit net sales were up 7% and continued to gain share in US whiskey. Scotch grew 10% with broad based growth across brands and share gains in the category. Vodka net sales were flat, an improvement versus last year, as the successful launch of Ketel One Botanical more than offset net sales decline in Smirnoff and Cîroc vodka. Captain Morgan net sales declined 9% and lost share in a declining category. In tequila, both Don Julio and Casamigos delivered strong double digit growth and gained share in the category. Diageo Beer Company USA net sales grew 13% largely driven by growth in ready to drink, as a result of successful prior year innovation launches. Performance in beer also improved. Net sales in Canada increased 5% as the spirits business lapped a weaker comparative in the same period last year and with good growth in ready to drink. Operating margin declined 112bps largely driven by gross margin decline as a result of negative market mix within the region, higher commodity and logistics costs and up-weighted marketing investment in US Spirits, with productivity efficiencies being reinvested in the business.

Key financials	F18 H1 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	F19 H1 £ million	Reported movement %
Net sales	2,183	44	1	(2)	130	2,356	8
Marketing	338	10	(1)	—	36	383	13
Operating profit	1,027	39	1	(2)	36	1,101	7

(i)	Reclassification comprises a reallocation of the results of Travel Retail to the geographical regions.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America	3	2	6	8

US Spirits	1	—	5	7
DBC USA	10	10	13	15
Canada	5	5	5	3

Spirits	2	1	5	7
Beer	(1)	(1)	1	3
Ready to drink	23	23	22	24

Global giants, local stars and reserve(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Crown Royal	5	4	7
Smirnoff	—	(1)	—
Captain Morgan	(6)	(7)	(6)
Johnnie Walker	9	10	12
Ketel One vodka(iii)	19	22	25
Cîroc vodka	(11)	(14)	(11)
Baileys	3	4	5
Guinness	(1)	2	4
Tanqueray	(2)	(5)	(1)
Don Julio	22	28	31
Bulleit	10	7	10
Buchanan’s	12	7	9

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for Johnnie Walker 8%, Cîroc vodka (12%), Baileys 2% and Tanqueray (3%), largely due to the reallocation of the results of Travel Retail.
(iii)	Ketel One includes Ketel One vodka and Ketel One Botanical.

•

Net sales in US Spirits were up 5%, broadly in line with depletions. The net sales growth benefitted from the disposal of a portfolio of 19 brands to Sazerac that was completed on 20 December 2018. Crown Royal net sales were up 4% and gained share in its category. Growth was largely driven by Regal Apple and the limited time offer Salted Caramel, which more than offset a net sales decline in Crown Royal Deluxe which lapped strong growth in the prior year. Net sales in Bulleit were up 7% as the brand benefitted from the scaled up “frontier work” platform. In scotch, share gains were achieved by Johnnie Walker, Buchanan’s and the portfolio of scotch malts. Johnnie Walker net sales increased 9% largely driven by the successful launch of “White Walker by Johnnie Walker” inspired by the TV series Game of Thrones. In vodka, net sales were flat, an improvement, having declined 8% in the prior year. Ketel One vodka net sales were up 22% as the trademark benefitted from the successful launch of Ketel One Botanical, and offset declines in Smirnoff and Cîroc vodka. Smirnoff net sales declined 2% but brand equity scores improved through focus on its quality credentials at a great price and the introduction of the new “Fun Percent” campaign platform which highlights Smirnoff’s unique view point of the world through “You Don’t Need a Lot to Have a Good Time”. Captain Morgan net sales declined 9% as the brand was impacted by a strong comparative in the prior year and category decline. Baileys grew 4% and gained category share as it continued to focus on reminding consumers of its indulgent treat year-round positioning. In tequila, Don Julio and Casamigos grew strong double digit and gained share in the period within the tequila category.

•

DBC USA net sales increased 13% with good performance in both ready to drink and beer. Ready to drink net sales increased 24%, as the business continued to benefit from the success of Smirnoff Spiked Seltzer and Smirnoff Ice Smashed roll out, as well as growth in core Smirnoff Ice. In beer, net sales were up 2% driven by Guinness, with the brand expanding consumption occasions at home and in craft bars and benefitting from the successful opening of its Open Gate Brewery and Barrel House in Maryland.

•

Net sales in Canada grew 5%, driven by growth in ready to drink and spirits. In ready to drink, growth was driven by Smirnoff Ice which benefitted from packaging renovation and the launch of new flavours. Spirits net sales were up 4% with broad based growth across all categories, as the business also benefitted from a weak comparative in the prior year.

•	Marketing grew 10% with an up-weight in investment to continue to strengthen brand equity and deliver sustainable growth in the medium term.

Europe and Turkey

Sales and net sales

Sales were roughly flat, decreased by £8 million to £2,879 million in the six months ended 31 December 2018 from £2,887 in the six months ended 31 December 2017. Excise duties were £1,246 million in the six months ended 31 December 2018 and £1,288 million in the six months ended 31 December 2017, a decrease of £42 million.

Net sales (sales less excise duties) were £1,633 million for the six months ended 31 December 2018, an increase of £34 million, or 2%, compared to net sales of £1,599 million in the six months ended 31 December 2017. Net sales benefited from organic growth of £83 million (see further performance analysis below) and the reallocation of the results of the Travel Retail operations of £12 million. This increase was partially offset by unfavourable exchange rate movements of £60 million primarily due to the weakening of the Turkish lira and Russian rouble partially offset by the strengthening of the euro and a reduction of £1 million of net sales due to the disposal of a portfolio of 19 brands to Sazerac.

Operating profit

Operating profit was £614 million in the six months ended 31 December 2018, an increase of £15 million, or 3%, compared to operating profit of £599 million in the six months ended 31 December 2017. Operating profit increased by £31 million due to organic growth and by £9 million due to the reallocation of some of the customers of the Travel Retail operations. This increase was partially offset by £25 million from exchange rate movements (£27 million translation impact less £2 million arising from transactional exchange impact) mainly due to the weakening of the Turkish lira and Russian rouble partially offset by the strengthening of the euro.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Europe and Turkey delivered 5% net sales growth, reflecting another half year of consistent performance in Europe where net sales were up 5% with double digit growth in Turkey. Europe growth was driven by Great Britain, Ireland and Continental Europe. Strong growth in gin continued with Tanqueray and Gordon’s growing double digit. Western Europe gained over 600bps of market share in gin. Both Gordon’s and Tanqueray continued to benefit from strong growth across their core and innovation variants. Beer was up 4% driven by strong performance from Guinness Draught, continued growth of Hop House 13 Lager and the successful launch of Rockshore lager in Ireland. Scotch net sales were down 1% as innovation led growth in Johnnie Walker was more than offset by the weaker performance of JεB and scotch malts. Smirnoff net sales grew 1% driven by growth in Great Britain and Ireland partially offset by a decline in Continental Europe. Ready to drink grew 28% driven by strong growth across the Gordon’s premix range. In Turkey, net sales were up 10% driven by inflation and excise led price increases. The operating margin remained flat as positive price/mix and productivity savings were offset by up-weighted marketing investment, as well as inflationary pressure, especially in Turkey.

Key financials	F18 H1 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	F19 H1 £ million	Reported movement %
Net sales	1,599	(60)	12	(1)	83	1,633	2
Marketing	246	(7)	—	—	21	260	6
Operating profit	599	(25)	9	—	31	614	3

(i)	Reclassification comprises a reallocation of the results of Travel Retail to the geographical regions.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe and Turkey	1	2	5	2

Europe	4	4	5	4
Turkey	(11)	(12)	10	(25)

Spirits	1	1	4	—
Beer	5	5	4	4
Ready to drink	24	23	28	27

Global giants and local stars(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness	3	3	3
Johnnie Walker	(2)	3	6
Smirnoff	—	1	1
Baileys	(3)	—	(1)
Yenì Raki	(17)	5	(29)
Captain Morgan	2	(1)	(3)
JεB	(9)	(9)	(9)
Tanqueray	25	34	33

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for Johnnie Walker 1%, Captain Morgan 1%, JεB (8%) and Tanqueray 24% largely due to the reallocation of the results of Travel Retail.

•	In Europe, net sales were up 5%:
•

In Great Britain, net sales grew 14%. Gordon’s and Tanqueray both delivered strong double digit growth. Diageo gained almost 700bps of share in an expanding gin category. Guinness net sales grew 6% and gained 14bps of market share, driven by a strong performance for Hop House 13 Lager. Scotch net sales were flat as growth in Johnnie Walker and Bell’s was offset by an increasingly competitive environment in scotch malts. Johnnie Walker grew 6% partially driven by the launch of “White Walker by Johnnie Walker”. Smirnoff returned to growth with a 4% increase. Baileys net sales declined 5% driven by shipment phasing, but gained share in the category.

•

Ireland grew net sales 5%. Beer grew net sales 3% driven by the launch of Rockshore lager and the continued growth of Hop House 13 Lager, partially offset by a 3% decline in Guinness Draught. In spirits net sales grew double digit largely driven by Gordon’s and Baileys.

•	In Continental Europe, net sales were up 1%:
•

Iberia net sales grew 1%. Growth was driven by strong performance in Tanqueray, Baileys and Gordon’s. Scotch declined 3% as growth in Cardhu and Johnnie Walker was offset by declines in JεB. In Spain market share in scotch was broadly flat, as the category continued to decline.

•	In Central Europe, net sales declined 6% largely driven by volume declines in Germany following recent pricing actions.
•	In Northern Europe net sales were up 10% driven by growth across both Benelux and the Nordics.

•	In Mediterranean Hub, net sales were down by 5% lapping a strong comparative performance in the prior period.
•	Europe Partner Markets grew net sales 6% driven by strong Guinness performance and continued growth in Johnnie Walker.
•	Russia net sales grew 2%. Growth was largely driven by scotch.
•	France net sales declined 1% due to a decline in JεB and Johnnie Walker, partially offset by double digit growth in Captain Morgan.
•

In Turkey, net sales grew 10% reflecting the impact of price taken in response to increases in excise duties and inflation. Growth was largely driven by Yenì Raki which grew net sales by 6% and scotch which grew double digit, led by strong growth in Johnnie Walker.

•	Marketing investment increased 9% focused on the most significant growth opportunities.

Africa

Sales and net sales

Sales increased by £72 million, or 7% to £1,160 million in the six months ended 31 December 2018 from £1,088 in the six months ended 31 December 2017. Excise duties were £339 million in the six months ended 31 December 2018 and £314 million in the six months ended 31 December 2017, an increase of £25 million.

Net sales (sales less excise duties) were £821 million in the six months ended 31 December 2018, an increase of £47 million, or 6%, compared to net sales of £774 million in the six months ended 31 December 2017. Net sales were favourably impacted by organic growth of £49 million (see further performance analysis below). This increase was partially offset by £1 million from exchange rate movements due to the weakening of the South African rand, the Ghanaian cedi and the Ugandan shilling partially offset by the strengthening of the Kenyan shilling and the Nigerian naira and a reduction of £1 million due to the disposal of a portfolio of 19 brands to Sazerac.

Operating profit

Operating profit was £153 million in the six months ended 31 December 2018, an increase of £33 million compared to operating profit of £120 million in the six months ended 31 December 2017. Operating profit benefited from organic growth of £35 million (see further performance analysis below). This increase was partially offset by £2 million from exchange rate movements (£5 million transactional exchange impact less £3 million arising from translation) due to the weakening of the South African rand partially offset by the Kenyan shilling.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Africa net sales grew 6% with growth in East Africa, Africa Regional Markets and South Africa partially offset by a decline in Nigeria. In East Africa net sales grew 13% lapping prior year weakness following the presidential election in Kenya. Across Africa, beer net sales were up 5% with strong growth in Serengeti Lite in Tanzania and Senator Keg in Kenya. Guinness and Malta Guinness grew 5% and 10%, respectively across all key markets. Spirits delivered double digit net sales growth largely driven by Smirnoff 1818 and Tanqueray in South Africa, and Chrome Vodka in Kenya. Scotch has returned to growth at 1% driven by strong growth across East Africa, Africa Regional Markets and Nigeria, partially offset by declines in South Africa as a result of category weakness. Operating margin improved by 336bps driven by improved price/mix and the continued benefit from productivity initiatives more than offsetting cost inflation.

Key financials	F18 H1 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	F19 H1 £ million	Reported movement %
Net sales	774	(1)	(1)	49	821	6
Marketing	83	3	—	5	91	10
Operating profit	120	(2)	—	35	153	28

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa	1	1	6	6

East Africa	13	13	13	16
Africa Regional Markets(ii)	(4)	4	6	10
Nigeria	(13)	(13)	(4)	(3)
South Africa(ii)	—	(10)	4	(8)

Spirits	5	5	11	9
Beer	1	1	5	7
Ready to drink	(1)	(1)	7	6

Global giants and local stars(i):	Organic volume movement %	Organic net sales movement %	Reported net sales movement %
Guinness	3	5	5
Johnnie Walker	(8)	(1)	(1)
Smirnoff	2	14	12

Other beer:
Malta Guinness	4	10	7
Tusker	(8)	(3)	(1)
Senator	20	23	27
Serengeti	59	65	65

(i)	Spirits brands excluding ready to drink.
(ii)

In the six months ended 31 December 2018 the following countries, Mozambique, Zambia, Zimbabwe, St Helena and Malawi, moved on a management basis from South Africa to Africa Regional Markets. This reallocation has been reflected in the organic reporting.

•

In East Africa, net sales grew by 13%. Kenya benefitted from lapping prior year weakness driven by political uncertainty following the presidential election and Tanzania continued to grow double digit. Beer grew 12% led by continued strong growth in Serengeti Lite in Tanzania and a return to growth of Senator Keg in Kenya. Guinness grew by 3%. Mainstream spirits continued to grow strong double digit.

•

In Africa Regional Markets, net sales increased by 6% with growth in Ghana and a return to growth in Cameroon as it lapped prior year challenges in the distributor network. Beer grew 6% driven by growth across all key brands with particularly strong performance in Malta Guinness and return to growth in Guinness. Scotch also returned to growth lapping a weak comparative in Cameroon.

•	South Africa net sales returned to growth of 4% driven by strong spirits performance in Tanqueray, Captain Morgan and double digit growth in Smirnoff 1818.
•	In Nigeria, net sales declined by 4% as growth in Guinness and double digit growth in spirits was more than offset by competitive pressure impacting the lager segment.
•

Marketing investment increased 6%. In Nigeria, marketing was focused on key campaigns including Malta Guinness “Fuel Your Greatness”. In East Africa last year’s successful Guinness campaign was evolved as “Win a Chance to meet Rio Ferdinand” and Serengeti is a sponsor of the Tanzanian national football team.

Latin America and Caribbean

Sales and net sales

Sales increased by £24 million, or 3%, to £864 million in the six months ended 31 December 2018 from £840 in the six months ended 31 December 2017. Excise duties were £192 million in the six months ended 31 December 2018 and £191 million in the six months ended 31 December 2017, an increase of £1 million.

Net sales (sales less excise duties) were £672 million in the six months ended 31 December 2018, an increase of £23 million, or 4%, compared to net sales of £649 million in the six months ended 31 December 2017. Organic growth benefited net sales by £57 million (see further performance analysis below), partially offset by £35 million exchange rate movements due to the weakening of the Brazilian real, the Venezuelan bolivar and the Mexican peso.

Operating profit

Operating profit was £254 million in the six months ended 31 December 2018, an increase of £36 million compared to operating profit of £218 million in the six months ended 31 December 2017. Organic growth contributed £44 million, partially offset by £7 million of adverse exchange rate movements (£4 million transactional exchange impact less £11 million translation impact) due to the weakening of the Brazilian real, the Venezuelan bolivar and the Mexican peso partially offset by the strengthening of the US dollar and the reallocation of the results of the Travel Retail operations of £1 million.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Latin America and Caribbean delivered 9% growth in net sales with strong performance in Mexico, Colombia and CCA, which benefitted from lapping the impact of last year’s hurricanes. Growth in the region was broad based across all categories. Scotch grew 8% with continued solid performance of Johnnie Walker and primary scotch growing 8% and 15%, respectively. Buchanan’s was up 8% and Old Parr returned to growth as the brands benefitted from lapping last year’s tax changes in Colombia. Don Julio delivered double digit growth led by Mexico. Tanqueray and Smirnoff’s double digit growth was driven by Brazil. Operating margin for the region increased 365bps benefitting from improved price/mix and productivity led efficiencies partially offset by inflationary pressure on commodity input costs.

Key financials	F18 H1 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	F19 H1 £ million	Reported movement %
Net sales	649	(35)	—	1	57	672	4
Marketing	109	(6)	1	—	6	110	1
Operating profit	218	(7)	(1)	—	44	254	17

(i)	Reclassification comprises a reallocation of the results of Travel Retail to the geographical regions.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	(1)	(1)	9	4

PUB	(4)	(4)	—	(13)
Mexico	4	4	9	7
CCA	17	17	22	27
Andean	(29)	(29)	20	9
PEBAC	13	13	2	(1)

Spirits	(1)	—	10	5
Beer	4	4	(11)	(13)
Ready to drink	(8)	(8)	7	(2)

Global giants and local stars(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	5	8	3
Buchanan’s	2	8	4
Smirnoff	6	13	—
Old Parr	3	5	2
Baileys	2	9	9
Ypióca	(10)	1	(15)
Black & White	11	7	(2)

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for Johnnie Walker 6%, Old Parr 4%, and Baileys 5% largely due to the reallocation of the results of Travel Retail.

•

In PUB (Paraguay, Uruguay and Brazil), net sales were flat. Brazil delivered 2% growth. Scotch net sales declined 3% lapping a strong first half in the prior year. Black & White declined as it was impacted by a state tax change in Brazil. Scaled up commercial activations in conjunction with media support helped Tanqueray grow triple digit and become the market leader in the gin category in Brazil. Smirnoff grew double digit benefitting from the continued expansion of small formats to drive accessibility and ongoing focus behind the brand’s biggest serve Caipiroska through a national omni-channel competition “The Best Caipiroska in Brazil”.

•

In Mexico, net sales increased 9%. Growth was broad based but led by Don Julio which gained more than 2pps share of the tequila category, reflecting strong brand momentum and well-executed marketing campaigns and commercial platforms. Scotch grew 7% with Johnnie Walker up 11% and Black & White up 8% supported by an increased focus on brand availability through trade activations.

•

In CCA (Caribbean and Central America), net sales increased 22% benefitting from lapping a weaker first half last year following the impact of the hurricanes. Growth was broad based but led by Johnnie Walker Black Label which grew double digit as it benefitted from greater visibility with the “Keep Walking” campaign.

•

Andean (Colombia and Venezuela) net sales increased 20% with Colombia lapping the impact of tax changes last year. Scotch delivered double digit net sales growth with contributions from Buchanan’s supported by local media campaigns and Black & White benefitting from route to consumer expansion. Venezuela volume was still in decline as economic conditions continued to deteriorate.

•

PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) delivered 2% net sales growth, driven by Ecuador and Chile but offset by Argentina, which faced the continuing impact of currency devaluation, and Peru, which was impacted by tax changes. Growth was driven by scotch with strong contribution from Johnnie Walker Red Label and VAT 69 taking market share from local spirits.

•

Marketing investment increased by 6%, focused on scotch with support for key campaigns including Johnnie Walker “We are all Human”, Buchanan’s “Vivamos Grandes Momentos” and Old Parr “Cambia el Guión”.

Asia Pacific

Sales and net sales

Sales increased by £140 million, or 5% to £2,765 million in the six months ended 31 December 2018 from £2,625 in the six months ended 31 December 2017. Excise duties were £1,367 million in the six months ended 31 December 2018 and £1,327 million in the six months ended 31 December 2017, an increase of £40 million.

Net sales were £1,398 million in the six months ended 31 December 2018, an increase of £100 million, or 8%, compared to net sales of £1,298 million in the six months ended 31 December 2017. Net sales were favourably impacted by organic growth of £156 million (see further performance analysis below), partially offset by £39 million of unfavourable exchange rate movements principally due to the weakening of the Indonesian rupiah and the Australian dollar. In addition, there was a £13 million reduction due to the reallocation of the results of the Travel Retail operations and £4 million decrease in net sales due to the disposals of the spirits business in Nepal in February 2018 and a portfolio of 19 brands to Sazerac in December 2018.

Operating profit

Operating profit was £409 million in the six months ended 31 December 2018 an increase of £93 million compared to operating profit of £316 million in the six months ended 31 December 2017. Operating profit increased by £106 million due to organic growth, partially offset by the reallocation of the results of the Travel Retail operations of £9 million, by £3 million from exchange rate movements (£6 million transactional exchange impact less £9 million translation impact) due to weakening of the Indonesian rupiah and the Australian dollar, partially offset by the strengthening of the US dollar, and a £1 million reduction due to the disposals of the spirits business in Nepal and a portfolio of 19 brands to Sazerac in the period.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

In Asia Pacific net sales grew 13% with strong growth in Greater China, India, South East Asia and Travel Retail Asia and Middle East. This was partially offset by the continued contraction of the scotch category in Korea. Greater China grew 20% driven by strong performance in both scotch and Chinese white spirits. Net sales in India grew 12%, largely driven by both IMFL whisky and scotch in the prestige and above segment, and enhanced by lapping a weak prior year. In scotch, net sales were up 15% as strong performance in Johnnie Walker and scotch malts more than offset the net sales decline of Windsor in Korea. Operating margin increased 486bps driven by positive price/mix and productivity led savings.

Key financials	F18 H1 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	F19 H1 £ million	Reported movement %
Net sales	1,298	(39)	(13)	(4)	156	1,398	8
Marketing	188	(4)	—	—	24	208	11
Operating profit	316	(3)	(9)	(1)	106	409	29

(i)	Reclassification includes a reallocation of the results of Travel Retail to the geographical regions.

Markets:	Organic volume movement(i) %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	7	7	13	8

India	7	6	12	3
Greater China	7	4	20	19
Australia	6	6	8	2
South East Asia	16	16	16	18
North Asia	3	3	(7)	(5)
Travel Retail Asia and Middle East	15	4	24	12

Spirits	7	7	13	8
Beer	2	2	6	3
Ready to drink	5	5	11	8

Global giants and local stars(ii):	Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	15	20	16
McDowell’s	8	11	2
Windsor	(8)	(20)	(18)
Smirnoff	—	8	5
Guinness	3	6	3
Bundaberg	2	1	(4)
Shui Jing Fang(iv)	13	22	20

(i)	Difference between organic and reported volume for India is in respect of the Nepal business disposal.
(ii)	Spirits brands excluding ready to drink.
(iii)	Organic equals reported volume movement except for Johnnie Walker 11% largely due to the reallocation of the results of Travel Retail.
(iv)

Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand. Organic growth adjusted to remove bulk sales reported in the prior comparable period. Reported volume was up 4%.

•

In India net sales increased 12% benefitting from lapping weak prior year performance due to the impact of the Supreme Court ruling prohibiting the sale of alcohol in certain outlets near state highways and route to market changes in certain states. Prestige and above was up 17%, led by strong double digit growth in scotch, driven by Johnnie Walker and Black & White. This was supported by solid performance from McDowell’s No. 1 enhanced by the launch of its new Platinum range and strong growth in Royal Challenge and Signature. Vodka net sales were up 10%, with Smirnoff expanding its distribution. Net sales in the popular brands segment increased 2%.

•

In Greater China net sales increased 20%, with growth in both Chinese white spirits and scotch, and enhanced by the benefit of an earlier Chinese New Year. As expected, Chinese white spirits net sales growth slowed to 22%. Scotch net sales increased by 19% with continued growth in mainland China and a return to growth in Taiwan. The main drivers of scotch growth were Johnnie Walker super deluxe and scotch malts.

•

Net sales in Australia grew 8%, driven by strong performance in the ready to drink and spirits portfolios as it benefitted from lapping the prior year working capital efficiencies. Ready to drink net sales increased 13% fuelled by innovation geared towards more premium products like Gordon’s Premium Pink and Soda, and Tanqueray & Tonic. Bundaberg continues to improve on the back of the “Unmistakably Ours” campaign.

•

In South East Asia, net sales increased 16% driven by growth across all countries except Thailand. Scotch has been the key growth driver with net sales growth of 16%, led by Johnnie Walker Black Label and super deluxe.

•

In North Asia, net sales declined 7% with growth in Japan being offset by continued weakness in Korea. In Korea net sales declined 15% due to a weak Windsor performance, associated with the contraction of the scotch category. Japan net sales grew 8%, driven by scotch, with share gains across most segments.

•	Travel Retail Asia and Middle East net sales grew 24% driven by improved commercial activation and successful launches within the premium scotch portfolio, including “White Walker by Johnnie Walker”.
•	Marketing investment increased by 13% driven by increased investment in China and India.

Corporate

Sales and net sales

Corporate sales principally arise in the Guinness visitor centre in Dublin, Ireland and the income from the global licencing of Diageo brands and trademarks. Corporate sales and net sales were £28 million in the six months ended 31 December 2018 an increase of £1 million compared to net sales of £27 million in the six months ended 31 December 2017 or 4% against the comparable year. Net sales were favourably impacted by organic growth of £1 million.

Operating profit

Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. Operating costs before exceptional items were £80 million in the six months ended 31 December 2018 a decrease of £10 million compared to operating costs of £90 million in the six months ended 31 December 2017. Operating costs reduced because of a lower net post employment charge in the six months ended 31 December 2018 partially offset by unfavourable transaction exchange rate movements of £2 million due to the strengthening of the US dollar.

Category and brand review

Category and brand review Net sales by category Volume by category Marketing spend by category L6,908m 130.5EUm L1,054m Scotch Vodka US whiskey Canadian whisky Rum IMFL whisky Liqueurs Gin Tequila Beer Ready to drink Other

Net sales by category and region

North America	Europe and Turkey	Africa

North America 34% of total Diageo	Europe and Turkey 24% of total Diageo	Africa 24% of total Diageo

Latin America and Caribbean	Asia Pacific

Latin America and Caribbean 10% of total Diageo	Asia Pacific 20% of total Diageo Spirits Beer Ready to drink Other

Key categories:	Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	4	7	5
Scotch	4	7	6
Vodka(ii)(iv)	2	3	2
US whiskey	2	4	6
Canadian whisky	5	5	6
Rum(ii)	(4)	(3)	(5)
Indian-Made Foreign Liquor (IMFL) whisky	9	11	2
Liqueurs	—	3	2
Gin(ii)	25	28	29
Tequila	18	29	36
Beer	2	4	5
Ready to drink	9	16	15

(i)	Spirits brands excluding ready to drink.
(ii)	Vodka, rum, gin including IMFL brands.
(iii)	Organic equals reported volume movement except for Canadian whisky 3%, IMFL whisky 8%, gin 24%, and tequila 23%, which were impacted by acquisitions and disposals.
(iv)	Vodka includes Ketel One Botanical.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

•

Scotch represents 27% of Diageo’s net sales and was up 7% with growth in Asia Pacific, Latin America and Caribbean and North America partially offset by decline in Europe. Scotch growth was driven by Johnnie Walker, which delivered a strong performance with net sales up 10%. Primary scotch brands grew 10% largely driven by Black & White. Buchanan’s grew 8% in Latin America and Caribbean and 7% in North America. Old Parr returned to growth as the brand lapped tax changes in Colombia. Scotch malts were up 5% with growth coming from Asia Pacific, North America and Latin America and Caribbean. JeB continued to be under pressure in Europe led by the challenged scotch category in Iberia. Sustained scotch category decline in Korea continued to drive declines in Windsor.

•

Vodka represents 11% of Diageo’s net sales and returned to growth with net sales up 3% and growth across all the regions driven by Smirnoff and Ketel One vodka partially offset by a decline in Cîroc vodka. Overall, Smirnoff grew 2%. Smirnoff performance outside the US was strong, up 6%, and more than offsetting 2% decline in US Spirits. Ketel One vodka performance was driven by strong growth in US Spirits and Europe. Cîroc vodka decline was driven by US Spirits.

•	US whiskey represents 2% of Diageo’s net sales and grew 4%. Performance continued to be driven by strong growth in Bulleit benefitting from the scaled up “Frontier Work” platform.
•	Canadian whisky represents 7% of Diageo’s net sales and grew 5%. Solid growth of Crown Royal in US Spirits was largely driven by Regal Apple and the limited time offer Salted Caramel.
•	Rum represents 7% of Diageo’s net sales and declined 3% largely driven by Captain Morgan in US Spirits.
•	IMFL whisky represents 5% of Diageo’s net sales and grew 11% driven by the strong performance of the McDowell’s trademark, Royal Challenge and Signature, all brands in double digit growth.
•	Liqueurs represent 6% of Diageo’s net sales and grew 3% driven by Baileys. Performance was driven by continued focus on reminding consumers of Baileys’ indulgent treat year-round positioning.
•

Gin represents 4% of Diageo’s net sales and grew 28% with double digit growth across all regions except North America. Europe was the largest contributor to growth driven by the strong performance of Gordon’s and Tanqueray. In Western Europe we gained over 600bps of market share in gin.

•

Tequila represents 3% of Diageo’s net sales and grew 29%. The performance was driven by strong double digit growth of Don Julio in US Spirits and Latin America and Caribbean as well as Casamigos in US Spirits.

•

Beer represents 15% of Diageo’s net sales and grew 4%, largely driven by Guinness with growth coming from all regions except Latin America and Caribbean. Guinness net sales were up 4% with strong performance in Europe driven by Guinness Draught and continued growth of Hop House 13 Lager. Europe also saw the successful launch of Rockshore lager in Ireland. Africa had a good performance with Guinness growing 5% and strong performance of Senator Keg and Serengeti Lite.

•	Ready to drink represents 5% of Diageo’s net sales and grew 16% primarily driven by North America and Europe.

Global giants, local stars and reserve(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	5	10	9
Smirnoff	1	2	2
Baileys	—	3	3
Captain Morgan	(2)	(4)	(3)
Tanqueray	20	21	22
Guinness	3	4	4
Local stars
Crown Royal	5	5	7
Yenì Raki	(17)	5	(29)
Buchanan’s	5	7	6
JεB	(11)	(10)	(10)
Windsor	(8)	(20)	(18)
Old Parr	5	6	3
Bundaberg	2	1	(4)
Black & White	11	16	7
Ypióca	(10)	1	(15)
McDowell’s	8	10	2
Shui Jing Fang(iii)	13	22	20
Reserve
Scotch malts	4	5	8
Cîroc vodka	(9)	(12)	(9)
Ketel One(iv)	18	21	24
Don Julio	13	26	27
Bulleit	8	6	8

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for scotch malts 5%.
(iii)

Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand. Organic growth adjusted to remove bulk sales reported in the comparable period last year. Reported volume was up 4%.

(iv)	Ketel One includes Ketel One vodka and Ketel One Botanical.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

•	Global giants represent 42% of Diageo’s net sales and grew 6%. Growth was broad based across all brands with the exception of Captain Morgan whose net sales declined 4%.
•

Local stars represent 20% of Diageo’s net sales and grew 6%, largely driven by strong growth of Chinese white spirits, McDowell’s No. 1 in India, Crown Royal in US Spirits and Buchanan’s in Latin America and Caribbean. This was partially offset by declines of Windsor in Korea and JεB in Iberia.

•

Reserve brands represent 19% of Diageo’s net sales and grew 11% largely driven by strong double digit growth in Don Julio, Chinese white spirits and Ketel One vodka. Net sales of Johnnie Walker reserve variants were up 6%.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of the group’s liquidity has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions.

Analysis of cash flow, movement in net borrowings and equity

For an analysis of movement in net borrowings, movement in equity and post employment deficit please refer to pages 24-25. For an analysis of free cash flow please refer to page 18.

Analysis of borrowings

The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency swaps and forwards. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value. Net borrowings, reported on this basis, comprise the following:

31 December 2018 £ million
Overdrafts	(192)
Other borrowings due within one year	(1,550)

Borrowings due within one year	(1,742)
Borrowings due between one and three years	(2,940)
Borrowings due between three and five years	(2,626)
Borrowings due after five years	(4,706)
Fair value of foreign currency forwards and swaps	195
Fair value of interest rate hedging instruments	20
Finance lease obligations	(144)

Gross borrowings	(11,943)
Offset by:
Cash and cash equivalents	1,591

Net borrowings	(10,352)

The percentage of the group’s gross borrowings and cash and cash equivalents at 31 December 2018 denominated in the following currencies were as follows:

	Total £ million	US dollar %	Sterling(iii) %	Euro %	Indian rupee %	Chinese yuan %	Turkish lira(iii) %	Kenyan shilling %	Other(i) %
Gross borrowings(ii)	(11,943)	1	75	21	3	—	—	—	—
Cash and cash equivalents	1,591	48	4	6	1	12	8	4	17

(i)	No currency included within the other category exceeds 10% of the total cash and cash equivalents balance.
(ii)	Including foreign exchange forwards and swaps.
(iii)	As at 31 December 2018 includes £13 million (Sterling) and £115 million (Turkish lira) cash and cash equivalents in cash-pooling arrangements.

Based on average monthly net borrowings and net interest charge, the effective interest rate for the six months ended 31 December 2018 was 2.4%. For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

In the six months ended 31 December 2018, the group issued bonds of €2,000 million (£1,754 million) under its European Debt Issuance Programme and in the comparable period the group issued bonds of €1,275 million (£1,136 million) and repaid bonds of $1,250 million (£948 million).

The principal components of the £1,261 million increase in net borrowings from 30 June 2018 to 31 December 2018 were the £1,275 million share buyback programme, £993 million equity dividends and RMB 6,084 million (£696 million) and transaction cost of £1 million in respect of purchase of shares of non-controlling interests partially offset by the disposal of a portfolio of 19 brands to Sazerac of £419 million and £1,346 million of free cash flow.

The group issues short term commercial paper regularly in order to finance its day-to-day operations.

The group had available undrawn committed bank facilities as follows:

31 December 2018 £ million
Expiring within one year	—
Expiring between one and two years	819
Expiring after two years	1,937

2,756

These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

There are no financial covenants on the group’s material short and long term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial and other covenants throughout each of the periods presented.

Capital management

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to EBITDA leverage of 2.5 — 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 — 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 31 December 2018 the adjusted net borrowings to adjusted EBITDA ratio was 2.3 times. For this calculation net borrowings are adjusted by post employment benefit liabilities (as at 31 December 2018 - £739 million) whilst adjusted EBITDA (calendar year ended 31 December 2018-£4,766 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

Capital repayments

Authorisation was given by shareholders on 20 September 2018 to purchase a maximum of 246,118,306 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 19 December 2019, if earlier.

OFF-BALANCE SHEET ARRANGEMENTS

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

DEFINITIONS AND RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES

Diageo’s strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items and forecast organic operating margin improvement to the most comparable GAAP measures as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements

In the discussion of the performance of the business, ‘organic’ information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both periods and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row titled ‘2017 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates

‘Exchange’ in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales of products and the intergroup recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.

(b) Acquisitions and disposals

For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.

Exceptional operating items are those that are considered to be material and are part of the operating activities of the group such as impairments of fixed assets, duty settlements, property disposals and changes in post employment plans.

Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.

It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Organic movement calculations for the six months ended 31 December 2018 were as follows:

	North America million	Europe and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2017 reported	25.2	25.2	17.4	12.5	46.1	—	126.4
Reclassification(ii)	—	0.2	—	—	(0.2)	—	—
Disposals(iii)	(1.5)	—	—	—	(0.1)	—	(1.6)

2017 adjusted	23.7	25.4	17.4	12.5	45.8	—	124.8
Disposals(iii)	1.3	—	—	—	—	—	1.3
Organic movement	0.6	0.3	0.2	(0.1)	3.4	—	4.4

2018 reported	25.6	25.7	17.6	12.4	49.2	—	130.5

Organic movement %	3	1	1	(1)	7	—	4

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2017 reported	2,467	2,887	1,088	840	2,625	27	9,934
Exchange(i)	52	(193)	(1)	(47)	(125)	—	(314)
Reclassification(ii)	1	12	—	—	(13)	—	—
Disposals(iii)	(97)	(4)	(3)	—	(9)	—	(113)

2017 adjusted	2,423	2,702	1,084	793	2,478	27	9,507
Acquisitions and disposals(iii)	93	3	2	1	1	—	100
Organic movement	151	174	74	70	286	1	756

2018 reported	2,667	2,879	1,160	864	2,765	28	10,363

Organic movement %	6	6	7	9	12	4	8

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2017 reported	2,183	1,599	774	649	1,298	27	6,530
Exchange(i)	44	(60)	(1)	(35)	(39)	—	(91)
Reclassification(ii)	1	12	—	—	(13)	—	—
Disposals(iii)	(75)	(2)	(2)	—	(5)	—	(84)

2017 adjusted	2,153	1,549	771	614	1,241	27	6,355
Acquisitions and disposals(iii)	73	1	1	1	1	—	77
Organic movement	130	83	49	57	156	1	476

2018 reported	2,356	1,633	821	672	1,398	28	6,908

Organic movement %	6	5	6	9	13	4	7

Marketing
2017 reported	338	246	83	109	188	4	968
Exchange(i)	10	(7)	3	(6)	(4)	—	(4)
Reclassification(ii)	(1)	—	—	1	—	—	—
Disposals(iii)	(1)	—	—	—	—	—	(1)

2017 adjusted	346	239	86	104	184	4	963
Acquisitions(iii)	1	—	—	—	—	—	1
Organic movement	36	21	5	6	24	(2)	90

2018 reported	383	260	91	110	208	2	1,054

Organic movement %	10	9	6	6	13	(50)	9

Operating profit
2017 reported	1,027	599	120	218	316	(90)	2,190
Exchange(i)	39	(25)	(2)	(7)	(3)	(2)	—
Reclassification(ii)	1	9	—	(1)	(9)	—	—
Acquisitions and disposals(iii)	(46)	(1)	(1)	—	(1)	—	(49)

2017 adjusted	1,021	582	117	210	303	(92)	2,141
Acquisitions and disposals(iii)	44	1	1	—	—	—	46
Organic movement	36	31	35	44	106	12	264

2018 reported	1,101	614	153	254	409	(80)	2,451

Organic movement %	4	5	30	21	35	13	12

Organic operating margin %
2018	46.3%	37.6%	18.5%	37.9%	29.3%	n/a	35.2%
2017	47.4%	37.6%	15.2%	34.2%	24.4%	n/a	33.7%
Margin improvement/(decline) (bps)	(112)	(1)	336	365	486	n/a	152

(1)	For the reconciliation of sales to net sales see page 20.
(2)	Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(i)

The impact of movements in exchange rates on reported figures is principally in respect of strengthening of sterling against the Turkish lira, the Brazilian real, the Indian rupee, the Australian dollar and the Russian rouble partially offset by weakening of sterling against the US dollar.

(ii)

In the year ended 30 June 2018 part of the results of the Travel Retail operations were reclassified to the geographical regions to better reflect the region in which the sale to the customer is made. The information for the six months ended 31 December 2017 has not been restated as the amounts involved are not material.

(iii)	In the six months ended 31 December 2018 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Six months ended 31 December 2017
Acquisitions
Transaction costs	—	—	—	—	4

	—	—	—	—	4

Disposals
Portfolio of 19 brands	(1.5)	(106)	(81)	(1)	(52)
Nepal	(0.1)	(7)	(3)	—	(1)

	(1.6)	(113)	(84)	(1)	(53)

Acquisitions and disposals	(1.6)	(113)	(84)	(1)	(49)

Six months ended 31 December 2018
Acquisitions
Casamigos	—	11	10	1	3

	—	11	10	1	3

Disposals
Portfolio of 19 brands	1.3	89	67	—	43

	1.3	89	67	—	43

Acquisitions and disposals	1.3	100	77	1	46

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the six months ended 31 December 2018 and 31 December 2017 are set out in the table below.

	2018 £ million	2017 £ million
Profit attributable to equity shareholders of the parent company	1,976	2,058
Exceptional operating and non-operating items attributable to equity shareholders of the parent company	(125)	—
Exceptional taxation credit	—	(360)
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	30	—

	1,881	1,698

	million	million
Weighted average number of shares
Shares in issue excluding own shares	2,442	2,505
Dilutive potential ordinary shares	10	12

	2,452	2,517

	pence	pence
Basic earnings per share before exceptional items	77.0	67.8

Diluted earnings per share before exceptional items	76.7	67.5

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.

The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the six months ended 31 December 2018 and 31 December 2017 are set out in the table below:

	2018 £ million	2017 £ million
Net cash from operating activities	1,604	1,248
Disposal of property, plant and equipment and computer software	13	9
Purchase of property, plant and equipment and computer software	(271)	(210)
Movements in loans and other investments	—	(18)

Free cash flow	1,346	1,029

Return on average total invested capital

Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the period. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the period, excluding post employment benefit net assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the six months ended 31 December 2018 and 31 December 2017 are set out in the table below.

	2018 £ million	2017 £ million
Operating profit	2,430	2,190
Exceptional operating items	21	—
Profit before exceptional operating items attributable to non-controlling interests	(91)	(69)
Share of after tax results of associates and joint ventures	179	168
Tax at the tax rate before exceptional items of 21.2% (2017 – 19.8%)	(538)	(453)

	2,001	1,836

Average net assets (excluding net post employment assets/liabilities)	11,279	12,263
Average non-controlling interests	(1,766)	(1,741)
Average net borrowings	9,722	8,545
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562

Average total invested capital	22,436	22,268

Return on average total invested capital	17.8%	16.5%

Net borrowings to earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment (EBITDA)

Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to EBITDA.

Calculations for the ratio of net borrowings to EBITDA for the six months ended 31 December 2018 and 31 December 2017 are set out in the table below.

	2018 £ million	2017 £ million
Borrowings due within one year	1,742	2,378
Borrowings due after one year	10,272	7,647
Fair value of foreign currency derivatives and interest rate hedging instruments	(215)	(72)
Finance lease liabilities	144	165
Less: Cash and cash equivalents	(1,591)	(920)

Net borrowings	10,352	9,198
Post employment benefit liabilities before tax	739	818

Adjusted net borrowings	11,091	10,016

Profit for the year	3,084	3,316
Taxation	1,079	373
Net finance charges	234	301
Non-operating items	(146)	—
Exceptional operating items	149	42
Depreciation, amortisation and impairment (excluding exceptional items)	366	370

EBITDA	4,766	4,402

Adjusted net borrowings to EBITDA (x)	2.3	2.3 (i)

(1) EBITDA is calculated based on last 12 months.

(i) The post employment benefit asset is excluded from the net borrowings to EBITDA calculation. To be comparable for the half year ended 31 December 2017 the ratio has been restated to 2.3 from the previously reported 2.2.

Tax rate before exceptional items

Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the six months ended 31 December 2018 and six months ended 31 December 2017 are set out in the table below:

	2018 £ million	2017 £ million
Tax before exceptional items (a)	530	437
Tax in respect of exceptional items	30	—
Exceptional tax credit	—	(360)

Taxation on profit (b)	560	77

Profit from operations before taxation and exceptional items (c)	2,502	2,204
Non-operating items	125	—

Profit before taxation (d)	2,627	2,204

Tax rate before exceptional items (a/c)	21.2%	19.8%
Tax rate from operations after exceptional items (b/d)	21.3%	3.5%

Other definitions

Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products made to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by our immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc, Ketel One vodka; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan’s, Bundaberg, Crown Royal, JεB, McDowell’s, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include cider and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

References to the disposal of a portfolio of 19 brands comprise the following brands that were primarily sold in the United States: Seagram’s VO, Seagram’s 83, Seagram’s Five Star, Popov, Myers’s, Parrot Bay, Yukon Jack, Romana Sambuca, Scoresby, Goldschlager, Relska, Stirrings, The Club, Booth’s, Black Haus, Peligroso, Grind, Piehole and John Begg.

References to the group include Diageo plc and its consolidated subsidiaries.

NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

A number of IFRS standards and interpretations have been issued by the IASB or IFRIC. Those that are of relevance to the group are disclosed in note 1 to the unaudited condensed consolidated financial information.

INDEX TO THE UNAUDITED CONDENSED FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 AND 31 DECEMBER 2017

The unaudited condensed consolidated financial information was approved by the board of directors on 30 January 2019.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 31 December 2018 £ million	Six months ended 31 December 2017 £ million

Sales	2	10,363	9,934
Excise duties		(3,455)	(3,404)

Net sales	2	6,908	6,530
Cost of sales		(2,508)	(2,439)

Gross profit		4,400	4,091
Marketing		(1,054)	(968)
Other operating expenses		(916)	(933)

Operating profit	2	2,430	2,190
Non-operating items	3	146	—
Finance income	4	181	113
Finance charges	4	(309)	(267)
Share of after tax results of associates and joint ventures		179	168

Profit before taxation		2,627	2,204
Taxation	5	(560)	(77)

Profit for the period		2,067	2,127

Attributable to:
Equity shareholders of the parent company		1,976	2,058
Non-controlling interests		91	69

		2,067	2,127

		million	million
Weighted average number of shares
Shares in issue excluding own shares		2,442	2,505
Dilutive potential ordinary shares		10	12

		2,452	2,517

		pence	pence
Basic earnings per share		80.9	82.2

Diluted earnings per share		80.6	81.8

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2018	Six months ended 31 December 2017
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
— group	183	(85)
— associates and joint ventures	1	5
Tax on post employment plans	(34)	(6)

	150	(86)

Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
— group	265	(492)
— associates and joint ventures	43	33
— non-controlling interests	42	(54)
Net investment hedges	(99)	85
Tax on exchange differences - group	1	11
Effective portion of changes in fair value of cash flow hedges
— hedge of foreign currency debt of the group	115	(96)
— transaction exposure hedging of the group	(66)	53
— commodity price risk of the group	(6)	1
— hedges by associates and joint ventures	(5)	4
— recycled to income statement - hedge of foreign currency debt of the group	(71)	49
— recycled to income statement - transaction exposure hedging of the group	20	15
Tax on effective portion of changes in fair value of cash flow hedges	(2)	6
Hyperinflation adjustment	(4)	13
Tax on hyperinflation adjustment	2	(6)

	235	(378)

Other comprehensive profit/(loss), net of tax, for the period	385	(464)
Profit for the period	2,067	2,127

Total comprehensive income for the period	2,452	1,663

Attributable to:
Equity shareholders of the parent company	2,319	1,648
Non-controlling interests	133	15

Total comprehensive income for the period	2,452	1,663

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2018		30 June 2018		31 December 2017
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		12,555		12,572		12,807
Property, plant and equipment		4,238		4,089		3,953
Biological assets		26		23		21
Investments in associates and joint ventures		3,230		3,009		3,053
Other investments		48		46		49
Other receivables		59		46		56
Other financial assets		281		182		184
Deferred tax assets		106		122		179
Post employment benefit assets		1,036		935		300

			21,579		21,024		20,602
Current assets
Inventories	6	5,276		5,015		4,919
Trade and other receivables		3,541		2,678		3,431
Assets held for sale		83		24		—
Corporate tax receivables		12		65		107
Other financial assets		12		35		123
Cash and cash equivalents	7	1,591		874		920

			10,515		8,691		9,500

Total assets			32,094		29,715		30,102

Current liabilities
Borrowings and bank overdrafts	7	(1,742)		(1,828)		(2,378)
Other financial liabilities		(386)		(230)		(324)
Trade and other payables		(4,415)		(3,950)		(4,142)
Liabilities held for sale		(32)		—		—
Corporate tax payables		(446)		(243)		(300)
Provisions		(107)		(109)		(109)

			(7,128)		(6,360)		(7,253)
Non-current liabilities
Borrowings	7	(10,272)		(8,074)		(7,647)
Other financial liabilities		(154)		(212)		(426)
Other payables		(250)		(209)		(196)
Provisions		(295)		(288)		(286)
Deferred tax liabilities		(2,123)		(1,987)		(1,786)
Post employment benefit liabilities		(739)		(872)		(818)

			(13,833)		(11,642)		(11,159)

Total liabilities			(20,961)		(18,002)		(18,412)

Net assets			11,133		11,713		11,690

Equity
Share capital		767		780		789
Share premium		1,350		1,349		1,349
Other reserves		2,341		2,133		2,362
Retained earnings		4,908		5,686		5,422

Equity attributable to equity shareholders of the parent company			9,366		9,948		9,922
Non-controlling interests			1,767		1,765		1,768

Total equity			11,133		11,713		11,690

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent company shareholders £ million
	Share capital £ million	Share premium £ million	Other reserves £ million	Own shares £ million	Other retained earnings £ million	Total £ million		Non- controlling interests £ million	Total equity £ million

At 30 June 2017	797	1,348	2,693	(2,176)	7,651	5,475	10,313	1,715	12,028
Adoption of IFRS 15 (note 1)	—	—	—	—	(69)	(69)	(69)	(2)	(71)
Profit for the period	—	—	—	—	2,058	2,058	2,058	69	2,127
Other comprehensive income	—	—	(331)	—	(79)	(79)	(410)	(54)	(464)
Employee share schemes	—	—	—	(2)	(3)	(5)	(5)	—	(5)
Share-based incentive plans	—	—	—	—	21	21	21	—	21
Share-based incentive plans in respect of associates	—	—	—	—	5	5	5	—	5
Tax on share-based incentive plans	—	—	—	—	7	7	7	—	7
Shares issued	—	1	—	—	—	—	1	—	1
Purchase of non-controlling interests	—	—	—	—	(70)	(70)	(70)	70	—
Purchase of rights issue of non-controlling interests	—	—	—	—	(5)	(5)	(5)	31	26
Change in fair value of put options	—	—	—	—	(32)	(32)	(32)	—	(32)
Share buyback programme	(8)	—	—	—	(916)	(916)	(924)	—	(924)
Dividends paid	—	—	—	—	(968)	(968)	(968)	(61)	(1,029)

At 31 December 2017	789	1,349	2,362	(2,178)	7,600	5,422	9,922	1,768	11,690

At 30 June 2018	780	1,349	2,133	(2,144)	7,830	5,686	9,948	1,765	11,713
Profit for the period	—	—	—	—	1,976	1,976	1,976	91	2,067
Other comprehensive income	—	—	195	—	148	148	343	42	385
Employee share schemes	—	—	—	73	(26)	47	47	—	47
Share-based incentive plans	—	—	—	—	25	25	25	—	25
Share-based incentive plans in respect of associates	—	—	—	—	3	3	3	—	3
Shares issued	—	1	—	—	—	—	1	—	1
Purchase of non-controlling interests	—	—	—	—	(627)	(627)	(627)	(76)	(703)
Change in fair value of put options	—	—	—	—	(2)	(2)	(2)	—	(2)
Share buyback programme	(13)	—	13	—	(1,355)	(1,355)	(1,355)	—	(1,355)
Dividends declared	—	—	—	—	(993)	(993)	(993)	(55)	(1,048)

At 31 December 2018	767	1,350	2,341	(2,071)	6,979	4,908	9,366	1,767	11,133

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 31 December 2018		Six months ended 31 December 2017
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	2,067		2,127
Taxation	560		77
Share of after tax results of associates and joint ventures	(179)		(168)
Net finance charges	128		154
Non-operating items	(146)		—

Operating profit		2,430		2,190
Increase in inventories	(245)		(162)
Increase in trade and other receivables	(829)		(908)
Increase in trade and other payables and provisions	418		540

Net increase in working capital		(656)		(530)
Depreciation, amortisation and impairment	185		187
Dividends received	3		3
Post employment payments less amounts included in operating profit	(61)		(66)
Other items	37		—

		164		124

Cash generated from operations		1,938		1,784
Interest received	101		76
Interest paid	(206)		(204)
Taxation paid	(229)		(408)

		(334)		(536)

Net cash inflow from operating activities		1,604		1,248
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	13		9
Purchase of property, plant and equipment and computer software	(271)		(210)
Movements in loans and other investments	—		(18)
Sale of businesses and brands	419		2
Acquisition of businesses	(32)		(561)

Net cash inflow/(outflow) from investing activities		129		(778)

Cash flows from financing activities
Share buyback programme	(1,275)		(742)
Proceeds from issue of share capital	1		1
Net sale/(purchase) of own shares for share schemes	25		(28)
Dividends paid to non-controlling interests	(76)		(61)
Rights issue proceeds from non-controlling interests	—		26
Proceeds from bonds	1,754		1,136
Repayment of bonds	—		(948)
Purchase of shares of non-controlling interests	(697)		—
Net movements in other borrowings	220		911
Equity dividends paid	(993)		(968)

Net cash outflow from financing activities		(1,041)		(673)

Net increase/(decrease) in net cash and cash equivalents		692		(203)
Exchange differences		14		(28)
Net cash and cash equivalents at beginning of the period		693		917

Net cash and cash equivalents at end of the period		1,399		686

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,591		920
Bank overdrafts		(192)		(234)

		1,399		686

NOTES

1. Basis of preparation

This condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the EU. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s condensed consolidated financial statements for the periods presented.

The annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and as adopted by the EU. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company’s published consolidated financial statements for the year ended 30 June 2018 except for the impact of the adoption of new accounting standards and amendments explained below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB. In preparing these condensed interim financial statements, the significant judgements made by management when applying the group’s accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2018, with the exception of changes in estimates disclosed in note 13 – Contingent liabilities and legal proceedings.

Having reassessed the principal risks the directors considered it appropriate to adopt the going concern basis of accounting in preparing the condensed consolidated financial statements.

New accounting standards

The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2018 with no impact on the group’s consolidated results, financial position or disclosures:

•	Amendments to IAS 40 – Transfers of Investment Property

•	Amendments to IFRS 2 – Classification and Measurement of Share-based payment transactions

•	Amendments to IFRS 4 – Applying IFRS 9 with IFRS 4 Insurance contracts

•	Improvements to IFRS 1 – First-time Adoption of International Financial Reporting Standards: Deletion of short-term exemptions for first-time adopters

•	Improvements to IAS 28 – Investments in Associates and Joint Ventures: Measuring investees at fair value through profit or loss: an investment-by-investment choice or a consistent policy choice

IFRS 15 - Revenue from contracts with customers (IFRS 15) Diageo adopted IFRS 15 in the year ended 30 June 2018. In the six months ended 31 December 2017 Diageo recorded the impact of the first time adoption of IFRS 15 on its consolidated results. This resulted in a net charge to retained earnings in the period of £71 million with a corresponding decrease in net assets. At 30 June 2018 the net charge to retained earnings on the adoption of IFRS 15 increased to £91 million with a corresponding decrease in net assets. The company has not reflected this immaterial correction in the consolidated statement of changes in equity for the six months ended 31 December 2017 or the consolidated balance sheet as at 31 December 2017.

The following standard issued by the IASB and endorsed by the EU, have not yet been adopted by the group:

IFRS 16 – Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases currently required under IAS 17 and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all material leases. All material leases will be recognised on the balance sheet as right of use assets and depreciated on a straight line basis. The liability, recognised as part of net borrowings, will be measured at a discounted value and any interest will be charged to finance charges in the income statement. Therefore, the charge to the income statement for the operating lease payment will be replaced with depreciation on the right of use asset and the interest charge inherent in the lease.

The group will implement IFRS 16 from 1 July 2019 by applying the modified retrospective method, meaning that the comparative figures in the financial statements for the year ending 30 June 2020 will not be restated to show the impact of IFRS 16. The operating leases which will be recorded on the balance sheet following implementation of IFRS 16 are principally in respect of warehouses, office buildings, plant and machinery, cars and distribution vehicles. The group has decided to reduce the complexity of implementation to take advantage of a number of practical expedients on transition on 1 July 2019 namely:

(i) to measure the right of use asset at the same value as the lease liability

(ii) to apply the short term and low value exemptions

(iii) to treat, wherever possible, services provided as an income statement item and only capitalise the lease payment amounts in respect of the asset

The anticipated impact of the standard on the group is not yet known though is not expected to be material on the income statement or net assets. Assets and liabilities will be grossed up for the net present value of the outstanding operating lease liabilities excluding low value assets and short term leases as at 1 July 2019. Operating lease commitments were £312 million as at 30 June 2018.

The following standard, issued by the IASB has not been endorsed by the EU and has not been adopted by the group:

IFRS 17 – Insurance Contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4. Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy and Guatemala.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.

Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared services operations are recharged to the regions.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current period at, and restates the prior period net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2018.

In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Six months ended	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
31 December 2018	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	2,667	2,879	1,160	864	2,765	923	(923)	10,335	28	10,363

Net sales
At budgeted exchange rates(i)	2,108	1,629	784	648	1,379	980	(920)	6,608	29	6,637
Acquisitions and disposals	68	1	1	—	1	—	—	71	—	71
ISC allocation	7	35	3	8	7	(60)	—	—	—	—
Retranslation to actual exchange rates	173	(32)	33	16	11	3	(3)	201	(1)	200

Net sales	2,356	1,633	821	672	1,398	923	(923)	6,880	28	6,908

Operating profit/(loss)
At budgeted exchange rates(i)	953	581	143	221	385	88	—	2,371	(77)	2,294
Acquisitions and disposals	40	1	1	—	—	—	—	42	—	42
ISC allocation	10	46	4	19	9	(88)	—	—	—	—
Retranslation to actual exchange rates	98	(14)	5	14	15	—	—	118	(3)	115

Operating profit/(loss) before exceptional items	1,101	614	153	254	409	—	—	2,531	(80)	2,451
Exceptional items	—	—	—	—	—	—	—	—	(21)	(21)

Operating profit/(loss)	1,101	614	153	254	409	—	—	2,531	(101)	2,430

Non-operating items										146
Net finance charges										(128)
Share of after tax results of associates and joint ventures										179

Profit before taxation										2,627

Six months ended	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
31 December 2017	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	2,467	2,887	1,088	840	2,625	797	(797)	9,907	27	9,934

Net sales
At budgeted exchange rates(i)	2,151	1,521	753	629	1,306	827	(778)	6,409	24	6,433
Acquisitions and disposals	20	—	—	—	—	—	—	20	—	20
ISC allocation	7	28	3	6	5	(49)	—	—	—	—
Retranslation to actual exchange rates	5	50	18	14	(13)	19	(19)	74	3	77

Net sales	2,183	1,599	774	649	1,298	797	(797)	6,503	27	6,530

Operating profit/(loss)
At budgeted exchange rates(i)	1,038	541	116	208	325	74	—	2,302	(89)	2,213
Acquisitions and disposals	2	—	—	—	—	—	—	2	—	2
ISC allocation	10	43	3	10	8	(74)	—	—	—	—
Retranslation to actual exchange rates	(23)	15	1	—	(17)	—	—	(24)	(1)	(25)

Operating profit/(loss)	1,027	599	120	218	316	—	—	2,280	(90)	2,190

Net finance charges										(154)
Share of after tax results of associates and joint ventures										168

Profit before taxation										2,204

(i)	These items represent the IFRS 8 performance measures for the geographical and ISC segments.

(1)

The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segmental sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(3)	Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.29 (2017 – £1 = $1.32) and euro – £1 = €1.12 (2017 – £1 = €1.12). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.27 (31 December 2017 – £1 = $1.35, 30 June 2018 – £1 = $1.32) and euro – £1 = €1.11 (31 December 2017 – £1 = €1.12, 30 June 2018 – £1 = €1.13). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed separately by virtue of their size or nature in order for the user to obtain a proper understanding of the financial information. See page 49 for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Six months ended 31 December 2018 £ million	Six months ended 31 December 2017 £ million

Items included in operating profit
GMP equalisation	(21)	—

	(21)
Non-operating items (sale of businesses)
Portfolio of 19 brands	154	—
United National Breweries	(8)	—

	146	—

Exceptional items before taxation	125	—
Items included in taxation
Tax on exceptional operating items	4	—
Tax on exceptional non-operating items	(34)	—
Exceptional taxation	—	360

	(30)	360

Total exceptional items	95	360

Attributable to:
Equity shareholders of the parent company	95	360
Non-controlling interests	—	—

Total exceptional items	95	360

Exceptional items included in operating profit are charged to other operating expenses.

4. Finance income and charges

	Six months ended 31 December 2018 £ million	Six months ended 31 December 2017 £ million

Interest income	102	74
Fair value gain on financial instruments	59	29

Total interest income	161	103
Interest charges	(224)	(208)
Fair value loss on financial instruments	(57)	(25)

Total interest charges	(281)	(233)

Net interest charges	(120)	(130)

Net finance income in respect of post employment plans in surplus	14	4
Hyperinflation adjustment in respect of Venezuela (a)	6	6

Total other finance income	20	10
Net finance charge in respect of post employment plans in deficit	(12)	(11)
Unwinding of discounts	(8)	(6)
Interest in respect of tax	(5)	—
Change in financial liability (Level 3)	(2)	(16)
Other finance charges	(1)	(1)

Total other finance charges	(28)	(34)

Net other finance charges	(8)	(24)

(a) Hyperinflation adjustment in respect of Venezuela

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. In March 2018 Venezuela’s President ordered a re-denomination of the ailing bolivar currency. The so called “Bolívar Soberano” (Sovereign Bolivar) was introduced from 20 August 2018 when 100,000 “Bolívar Fuerte“ (VEF) were redenominated as one Sovereign Bolivar. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (VES) at the rate they are expected to be settled, applying the most appropriate official exchange rate. For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate considering the inflation forecast and the most appropriate official exchange rate (DICOM). The exchange rate used to translate the results of the group’s Venezuelan operations was VES/GBP 10,466 for the six months ended 31 December 2018 (2017 - VEF/GBP 63,450 - VES/GBP 0.6345).

The following table presents the contribution of the group’s Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the six months ended 31 December 2018 and with the amounts that would have resulted if the DICOM exchange rate had been applied for consolidation.

	At estimated exchange rate VES/GBP 10,466 £ million	At DICOM exchange rate VES/GBP 809 £ million

Net sales	—	1
Operating profit	—	—
Other finance income - hyperinflation adjustment	6	72
Net cash inflow from operating activities	—	1
Net assets	65	843

5. Taxation

For the six months ended 31 December 2018, the £560 million taxation charge (2017 – £77 million) comprises a UK tax charge of £134 million (2017 – £64 million) and a foreign tax charge of £426 million (2017 – £13 million).

Exceptional items in the six months ended 31 December 2018 comprised a tax charge of £30 million in respect of the disposal of a portfolio of 19 brands to Sazerac less a tax credit in respect of the equalisation of benefits in the Diageo Pension Scheme.

6. Inventories

	31 December 2018 £ million	30 June 2018 £ million	31 December 2017 £ million

Raw materials and consumables	327	321	352
Work in progress	51	44	46
Maturing inventories	4,201	4,028	3,904
Finished goods and goods for resale	697	622	617

	5,276	5,015	4,919

7. Net borrowings

	31 December 2018 £ million	30 June 2018 £ million	31 December 2017 £ million

Borrowings due within one year and bank overdrafts	(1,742)	(1,828)	(2,378)
Borrowings due after one year	(10,272)	(8,074)	(7,647)
Fair value of foreign currency forwards and swaps	195	107	82
Fair value of interest rate hedging instruments	20	(15)	(10)
Finance lease liabilities	(144)	(155)	(165)

	(11,943)	(9,965)	(10,118)
Cash and cash equivalents	1,591	874	920

	(10,352)	(9,091)	(9,198)

8. Reconciliation of movement in net borrowings

	Six months ended 31 December 2018 £ million	Six months ended 31 December 2017 £ million

Net increase/(decrease) in cash and cash equivalents before exchange	692	(203)
Net increase in bonds and other borrowings	(1,974)	(1,099)

Net increase in net borrowings from cash flows	(1,282)	(1,302)
Exchange differences on net borrowings	(32)	47
Other non-cash items	53	(51)
Net borrowings at beginning of the period	(9,091)	(7,892)

Net borrowings at end of the period	(10,352)	(9,198)

In the six months ended 31 December 2018, the group issued bonds of €2,000 million (£1,754 million) under its European Debt Issuance Programme and in the comparable period the group issued bonds of €1,275 million (£1,136 million) and repaid bonds of $1,250 million (£948 million).

All bonds, medium-term notes and commercial paper issued by Diageo plc’s 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not expire, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 31 December 2018 an amount of £171 million (30 June 2018 - £164 million) is recognised as a liability with changes in fair value included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 31 December 2018 because it is unknown when or if ILG will exercise the option the liability is measured as if the exercise date is on the last day of the current financial year considering forecast future performance (in prior years the potential liability also assumed a possible exercise date).

The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2020, the fair value of the liability would increase by approximately £20 million.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six months ended 31 December 2018.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	31 December 2018 £ million	30 June 2018 £ million	31 December 2017 (restated(i)) £ million
Derivative assets	293	217	307
Derivative liabilities	(145)	(123)	(184)

Valuation techniques based on observable market input (Level 2)	148	94	123

Other financial assets	91	89	72
Other financial liabilities	(171)	(164)	(219)

Valuation techniques based on unobservable market input (Level 3)	(80)	(75)	(147)

(i)	Restated to include loans and advances to associates and third parties.

Finance lease liabilities were £144 million at 31 December 2018 (30 June 2018 – £155 million).

The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 31 December 2018 the fair value of gross borrowings (excluding finance lease liabilities, the financial liability in respect of the share buyback programme and the fair value of derivative instruments) was £12,409 million and the carrying value was £12,014 million (30 June 2018– £10,304 million and £9,902 million respectively).

10. Dividends and other reserves

	Six months ended 31 December 2018 £ million	Six months ended 31 December 2017 £ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend for the year ended 30 June 2018 of 40.4 pence per share (2017 – 38.5 pence)	993	968

An interim dividend of 26.1 pence per share (2017 – 24.9 pence) was approved by the Board of Directors on 30 January 2019. As the approval was after the balance sheet date, it has not been included as a liability.

Other reserves of £2,341 million at 31 December 2018 (2017 – £2,362 million) include a capital redemption reserve of £3,176 million (2017 – £3,146 million), a hedging reserve of £83 million deficit (2017 – £11 million surplus) and an exchange reserve of £752 million deficit (2017 – £795 million deficit). Out of the £83 million hedging reserve deficit £22 million surplus (2017 – £24 million deficit) is attributable to cost of hedging reserve.

11. Acquisition of businesses and purchase of non-controlling interests

On 17 August 2018 Diageo completed the purchase of 20.29% of the share capital of Sichuan Shuijingfang Company Limited (SJF) for RMB 6,084 million (£696 million) and transaction costs of £7 million (£1 million of which had been paid by 31 December 2018). This took Diageo’s shareholding in SJF from 39.71% to 60%. SJF was already controlled and therefore consolidated prior to the transaction.

On 28 September 2018 Diageo acquired the remaining 70% of Copper Dog Whisky Limited (CDWL) that it did not already own for an upfront valuation of £6.5 million and further earn-out payments based on CDWL achieving performance targets. The discounted current estimate for the earn-out payments is £10 million.

Other acquisitions include deferred consideration paid in respect of prior year acquisitions and additional investments in a number of Distill Venture associates.

12. Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the six months ended 31 December 2018, were in respect of the disposal of a portfolio of 19 brands to Sazerac on 20 December 2018:

£ million
Sale consideration
Cash received in period	419
Transaction costs payable	(17)
Deferred consideration receivable	16

418

Net assets disposed of
Brands	(230)
Goodwill	(12)
Property, plant and equipment	(2)
Investment in associates	(3)
Inventories	(17)

(264)

Gain on disposal before taxation	154
Taxation	(34)

Gain on disposal after taxation	120

Diageo completed the sale of a portfolio of 19 brands (see page 55 for the list of brands disposed of) to Sazerac on 20 December 2018 for an aggregate consideration of $550 million (£435 million). The net proceeds of approximately £340 million, after corporate tax and transaction costs, will be returned to shareholders through a share buyback programme to be completed by 30 June 2019, which is incremental to the previously announced programme.

Diageo will continue to provide manufacturing services for all disposed brands until December 2019 and for five brands up to December 2028.

In the six months ended 31 December 2018 these brands contributed net sales of £67 million (2017 – £81 million), operating profit of £43 million (2017 – £52 million) and profit after taxation of £34 million (2017 – £41 million).

The disposal of United National Breweries (UNB), Diageo’s wholly owned sorghum business in South Africa, was agreed in December 2018 for a gross consideration, subject to adjustments, of ZAR 731 million (£40 million). The assets and liabilities of UNB have been transferred to assets and liabilities held for sale respectively and the prospective sale has resulted in an exceptional loss of approximately £8 million. The disposal is expected to be completed in the second half of the year ending 30 June 2019, subject to receipt of regulatory approvals.

13. Contingent liabilities and legal proceedings

(a) Guarantees and related matters

As of 31 December 2018, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Through a series of further transactions, as of 2 July 2014, Diageo had a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the December 2013 Order). Following the December 2013 Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the December 2013 Order.

On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next date for a substantive hearing of the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. This appeal is currently pending.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

(c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries

On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL’s subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL’s shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.

Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement. While the first two instalments of $7 million (£5 million) each would have become due on 25 February 2017 and 25 February 2018, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amount, and is very unlikely to become liable to pay any future instalments, to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018 and 22 August 2018, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya and two companies affiliated with Dr Mallya (Watson and Continental Administration Services Limited (CASL)) for in excess of $142 million (£105 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£5 million) instalment payments withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counter-claim on 5 September 2018. Diageo intends to continue to prosecute its claims and to defend the counterclaims and, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of their defence, including their defence in relation to Watson and CASL’s liability to repay DHN.

As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.

As stated in USL’s previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries.

In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.

The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates

DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£92 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.

DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£96 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.

Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, and (b) the shareholding in Watson.

Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered. In addition to these third party proceedings, Dr Mallya is also subject to proceedings in India under the Prevention of Money Laundering Act and the Fugitive Economic Offenders Act in which the relevant Indian authority, the Directorate of Enforcement, is seeking confiscation of the UBL shares which were provided as security for Watson’s liabilities. DHN is participating in these proceedings in order to protect its security interest in respect of the UBL shares.

Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, Standard Chartered has taken certain recovery steps and is working with DHN in relation to these proceedings. DHN is actively monitoring the security package and is discussing with Standard Chartered steps to continue enforcement against the background of the proceedings described above, as well as enforcement steps in relation to elements of the security package that are unaffected by those proceedings. DHN’s ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming. In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya.

The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.

On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£105 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£96 million) (plus interest) under Watson’s counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£96 million), being DHN’s loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson’s obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya. As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. Diageo and the other relevant members of its group filed a reply to that defence on 5 September 2018. As stated in paragraph (c), DHN and Diageo intends to continue to prosecute these claims and, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya, Sidhartha Mallya and the relevant affiliated companies, including in respect of Watson and CASL’s liability to repay DHN. That application is listed for hearing on 23 May 2019.

(e) Other matters in relation to USL

Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Enforcement Directorate and Securities and Exchange Board of India (SEBI).

Diageo and USL are cooperating fully with the authorities in relation to these matters. Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo has made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI.

Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise if determined against Diageo or USL.

In relation to the matters described in the 25 February 2016 announcement, Diageo had also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the previous correspondence in this regard and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI. On 6 September 2018, SEBI issued an order holding that Diageo had acquired sole control of USL following its earlier open offers, and that no fresh open offer was triggered by Diageo.

(f) USL inventory review

As announced in USL’s results for the quarter ended 31 December 2018, USL recently learned of potential differences in inventory of certain categories of work in progress and related processes in certain plants in India. USL are undertaking a review and will take appropriate steps to understand and address any issues. At this stage, USL is unable to determine the related financial impact, if any, arising from such potential differences.

(g) SEC Inquiry

Diageo has received requests for information from the US Securities and Exchange Commission (SEC) regarding its distribution in and public disclosures regarding the United States and its distribution in certain other Diageo markets as well as additional context about the Diageo group globally. Diageo is currently responding to the SEC’s requests for information in this matter. Diageo is unable to assess if the inquiry will evolve into further information requests or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(h) Tax

The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

In October 2017, the European Commission opened a state aid investigation into the Group Financing Exemption in the UK controlled foreign company rules. The Group Financing Exemption was introduced in legislation by the UK government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation, Diageo may be affected by the outcome of this investigation. Diageo is monitoring developments. If the preliminary findings of the European Commission’s investigation into the UK legislation are upheld, Diageo calculates its maximum potential liability to be approximately £278 million. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

Diageo has also been in discussions with the French Tax Authorities over the deductibility of certain interest costs. As previously reported, the French Tax Authorities have issued assessments denying tax relief for interest costs incurred in the periods ended 30 June 2011 to 30 June 2017. Diageo believes that the interest costs are deductible and accordingly is challenging the assessments from the French Tax Authorities. Including interest and penalties, the exposure for the periods ended 30 June 2011 to 31 December 2018 is approximately €241 million (£214 million). Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. As assessing an accurate value of contingent liabilities in these markets requires a high level of judgment, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values.

Diageo has reviewed its disclosures in relation to Brazil and India, where Diageo has a large number of ongoing tax cases. While these cases are not individually significant, the current assessment of the aggregate possible exposures is up to approximately £260 million for Brazil and up to approximately £130 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India the possibility of further tax assessments related to the same matters cannot be ruled out. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

(i) Other

The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the six months ended 31 December 2018 on terms other than those that prevail in arm’s length transactions.

15. Post balance sheet events

On 30 January 2019 the Board approved an incremental share buyback programme of £660 million, bringing the total programme up to £3.0 billion for the year ending 30 June 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ Kathryn Mikells
Name: Kathryn Mikells
Title: Chief Financial Officer
5 February 2019